HYDRO ONE INC.
MANAGEMENT’S REPORT
The Consolidated Financial Statements, Management’s Discussion and Analysis (MD&A) and related financial information have been prepared by the management of Hydro One Inc. (Hydro One or the Company). Management is responsible for the integrity, consistency and reliability of all such information presented. The Consolidated Financial Statements for the year ended December 31, 2022 and accompanying notes thereto (together, the Consolidated Financial Statements) have been prepared in accordance with United States Generally Accepted Accounting Principles and applicable securities legislation. The MD&A has been prepared in accordance with National Instrument 51-102.
The preparation of the Consolidated Financial Statements and information in the MD&A involves the use of estimates and assumptions based on management’s judgment, particularly when transactions affecting the current accounting period cannot be finalized with certainty until future periods. Estimates and assumptions are based on historical experience, current conditions and various other assumptions believed to be reasonable in the circumstances, with critical analysis of the significant accounting policies followed by the Company as described in Note 2 to the Consolidated Financial Statements. The preparation of the Consolidated Financial Statements and the MD&A includes information regarding the estimated impact of future events and transactions. The MD&A also includes information regarding sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from the present assessment of this information because future events and circumstances may not occur as expected.
Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting as described in the annual MD&A. Management evaluated the effectiveness of the design and operation of disclosure controls and procedures, and internal control over financial reporting based on the framework and criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that the Company’s internal control over financial reporting was effective at a reasonable level of assurance as at December 31, 2022. As required, the results of that evaluation were reported to the Audit Committee of the Hydro One Board of Directors and the external auditors.
The Consolidated Financial Statements have been audited by KPMG LLP, independent external auditors appointed by the shareholders of the Company. The external auditors’ responsibility is to express their opinion on whether the Consolidated Financial Statements are fairly presented in all material respects in conformity with United States Generally Accepted Accounting Principles. The Report of Independent Registered Public Accounting Firm outlines the scope of their examination and their opinion.
The Hydro One Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control over financial reporting and disclosure. The Audit Committee of Hydro One met periodically with management, the internal auditors and the external auditors to satisfy itself that each group had properly discharged its respective responsibility with respect to the Consolidated Financial Statements before recommending approval by the Board of Directors. The external auditors had direct and full access to the Audit Committee, with and without the presence of management, to discuss their audit findings.
On behalf of Hydro One’s management:

David Lebeter	Christopher Lopez
President and Chief Executive Officer	Chief Financial Officer

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HYDRO ONE INC.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholder and Board of Directors of Hydro One Inc.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Hydro One Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Evaluation of regulatory assets and liabilities and the impact of rate regulation on the consolidated financial statements
As discussed in Note 2 to the consolidated financial statements, the Company accounts for its regulated operations in accordance with Financial Accounting Standards Board Accounting Standard Codification Topic 980, Regulated Operations (ASC 980). Under ASC 980, the actions of the Company’s regulator may result in the recognition of revenue and costs in time periods that are different than non-rate-regulated enterprises. When this occurs, the Company records incurred and allowed costs that it has assessed are probable of recovery in future electricity rates as regulatory assets or property, plant and equipment. Obligations imposed or probable to be imposed by the regulator to refund previously collected revenue or expenditure of revenue collected from customers on future costs are recorded as regulatory liabilities. As disclosed in Note 12 to the consolidated financial statements, as of December 31, 2022, the Company’s regulatory assets were $3,153 million and regulatory liabilities were $1,262 million.
We identified the evaluation of regulatory assets and liabilities and the impact of rate regulation as a critical audit matter. Accounting for regulated operations under ASC 980 affects multiple financial statement accounts and disclosures in the Company’s consolidated financial statements. Assessing the accounting for regulated operations requires industry knowledge and significant auditor judgment due to interpretations of regulatory decisions and judgments involved in evaluating the Company’s assessment of the probability associated with recovery of regulatory assets and property, plant and equipment, and imposition of regulatory liabilities.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s regulatory accounting process. This included controls over the evaluation of the probability of (1) the recovery in future rates of costs deferred as regulatory assets, and (2) a refund of previously collected revenue or expenditure of revenue collected from customers on future costs that should be reported as regulatory liabilities, and controls over the monitoring and evaluation of regulatory developments that may affect the probability of recovering costs in future rates or imposing of regulatory liabilities. We evaluated the Company’s assessment of the probability of

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HYDRO ONE INC.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
recovery of the carrying amount of regulatory assets and property, plant and equipment and the imposition of regulatory liabilities, through consideration of selected on-going regulatory proceedings and decisions. For a selection of regulatory proceedings and decisions, we read the Company’s assessment and interpretations. For a selection of regulatory assets and liabilities, we recalculated the amounts recorded based on methodologies approved by the regulator and agreed the data used in the calculations to the Company’s underlying books and records. We compared the amounts calculated by the Company to the amounts recorded in the consolidated financial statements.

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 2008.

Toronto, Canada
February 13, 2023

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HYDRO ONE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
For the years ended December 31, 2022 and 2021

Year ended December 31 (millions of Canadian dollars, except per share amounts)	2022	2021
Revenues
Distribution (includes $288 related party revenues; 2021 - $286) (Note 28)	5,660	5,359
Transmission (includes $2,066 related party revenues; 2021 - $1,835) (Note 28)	2,080	1,826
	7,740	7,185

Costs
Purchased power (includes $2,396 related party costs; 2021 - $2,252) (Note 28)	3,724	3,579
Operation, maintenance and administration (Note 28)	1,226	1,081
Depreciation, amortization and asset removal costs (Note 4)	957	913
	5,907	5,573

Income before financing charges and income tax expense	1,833	1,612
Financing charges (Note 5)	478	453

Income before income tax expense	1,355	1,159
Income tax expense (Note 6)	290	179
Net income	1,065	980

Other comprehensive income (Note 7)	19	16
Comprehensive income	1,084	996

Net income attributable to:
Noncontrolling interest (Note 27)	8	8
Common shareholder	1,057	972
	1,065	980

Comprehensive income attributable to:
Noncontrolling interest (Note 27)	8	8
Common shareholder	1,076	988
	1,084	996

Earnings per common share (Note 25)
Basic	$7,431	$6,834
Diluted	$7,431	$6,834

See accompanying notes to Consolidated Financial Statements.

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HYDRO ONE INC.
CONSOLIDATED BALANCE SHEETS
At December 31, 2022 and 2021

As at December 31 (millions of Canadian dollars)	2022	2021
Assets
Current assets:
Cash and cash equivalents	458	499
Accounts receivable (Note 8)	765	697
Due from related parties (Note 28)	453	399
Other current assets (Note 9)	276	301
	1,952	1,896

Property, plant and equipment (Note 10)	24,970	23,748
Other long-term assets:
Regulatory assets (Note 12)	2,964	3,561
Deferred income tax assets (Note 6)	4	10
Intangible assets (Note 11)	605	567
Goodwill	373	373
Other assets (Note 13)	422	66
	4,368	4,577
Total assets	31,290	30,221

Liabilities
Current liabilities:
Short-term notes payable (Notes 16, 18)	1,374	1,045
Long-term debt payable within one year (Notes 16, 17, 18)	733	603
Accounts payable and other current liabilities (Note 14)	1,250	1,042
Due to related parties (Note 28)	251	255
	3,608	2,945

Long-term liabilities:
Long-term debt (Notes 16, 17)	12,606	12,593
Regulatory liabilities (Note 12)	1,123	362
Deferred income tax liabilities (Note 6)	713	367
Other long-term liabilities (Note 15)	1,558	2,694
	16,000	16,016
Total liabilities	19,608	18,961

Contingencies and Commitments (Notes 30, 31)
Subsequent Events (Note 33)

Noncontrolling interest subject to redemption (Note 27)	20	20

Equity
Common shares (Note 23)	2,957	2,957
Retained earnings	8,634	8,229
Accumulated other comprehensive income (loss)	5	(14)
Hydro One shareholder’s equity	11,596	11,172

Noncontrolling interest (Note 27)	66	68
Total equity	11,662	11,240
	31,290	30,221

See accompanying notes to Consolidated Financial Statements.

On behalf of the Board of Directors:

Timothy Hodgson	Stacey Mowbray
Chair	Chair, Audit Committee

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HYDRO ONE INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended December 31, 2022 and 2021

Year ended December 31, 2022 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Income	Hydro One Shareholder’s Equity	Non- controlling Interest (Note 27)	Total Equity
January 1, 2022	2,957	8,229	(14)	11,172	68	11,240
Net income	—	1,057	—	1,057	6	1,063
Other comprehensive income (Note 7)	—	—	19	19	—	19
Distributions to noncontrolling interest (Note 27)	—	—	—	—	(8)	(8)
Dividends on common shares (Note 24)	—	(652)	—	(652)	—	(652)
December 31, 2022	2,957	8,634	5	11,596	66	11,662

Year ended December 31, 2021 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholder’s Equity	Non- controlling Interest (Note 27)	Total Equity
January 1, 2021	2,957	7,877	(30)	10,804	72	10,876
Net income	—	972	—	972	6	978
Other comprehensive income (Note 7)	—	—	16	16	—	16
Distributions to noncontrolling interest (Note 27)	—	—	—	—	(10)	(10)
Dividends on common shares (Note 24)	—	(620)	—	(620)	—	(620)
December 31, 2021	2,957	8,229	(14)	11,172	68	11,240

See accompanying notes to Consolidated Financial Statements.

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HYDRO ONE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2022 and 2021

Year ended December 31 (millions of Canadian dollars)	2022	2021
Operating activities
Net income	1,065	980
Environmental expenditures	(33)	(30)
Adjustments for:
Depreciation and amortization (Note 4)	822	806
Regulatory assets and liabilities	44	70
Deferred income tax expense	261	155
Other	32	58
Changes in non-cash balances related to operations (Note 29)	(6)	69
Net cash from operating activities	2,185	2,108

Financing activities
Long-term debt issued	750	900
Long-term debt repaid	(603)	(804)
Short-term notes issued	6,335	4,150
Short-term notes repaid	(6,000)	(3,905)
Dividends paid (Note 24)	(652)	(620)
Distributions paid to noncontrolling interest	(10)	(8)
Costs to obtain financing	(10)	(7)
Net cash used in financing activities	(190)	(294)

Investing activities
Capital expenditures (Note 29)
Property, plant and equipment	(1,942)	(1,908)
Intangible assets	(120)	(142)
Capital contributions received (Note 29)	12	14
Other	14	9
Net cash used in investing activities	(2,036)	(2,027)

Net change in cash and cash equivalents	(41)	(213)
Cash and cash equivalents, beginning of year	499	712
Cash and cash equivalents, end of year	458	499

See accompanying notes to Consolidated Financial Statements.

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HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2022 and 2021

1.    DESCRIPTION OF THE BUSINESS
Hydro One Inc. (Hydro One or the Company) was incorporated on December 1, 1998, under the Business Corporations Act (Ontario) and is wholly-owned by Hydro One Limited. The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario.
Rate Setting
The Company's transmission business consists of the transmission system operated by its subsidiaries, which include Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM), as well as an approximately 66% interest in B2M Limited Partnership (B2M LP), and an approximately 55% interest in Niagara Reinforcement Limited Partnership (NRLP).
Hydro One’s distribution business consists of the distribution systems operated by its subsidiaries, Hydro One Networks, and Hydro One Remote Communities Inc. (Hydro One Remotes).
Transmission
On March 7, 2019, the Ontario Energy Board (OEB) issued its reconsideration decision (DTA Decision) with respect to Hydro One's rate-setting treatment of the benefits of the deferred tax asset (DTA) resulting from the transition from the payments in lieu of tax regime to tax payments under the federal and provincial tax regimes. On July 16, 2020, the Ontario Divisional Court rendered its decision (ODC Decision) on the Company's appeal of the OEB's DTA Decision. On April 8, 2021, the OEB rendered its decision and order (DTA Implementation Decision) regarding the recovery of the DTA amounts allocated to ratepayers for the 2017 to 2022 period. See Note 12 - Regulatory Assets and Liabilities for additional details.
On April 23, 2020, the OEB rendered its decision on Hydro One Networks' 2020-2022 transmission rate application (2020-2022 Transmission Decision). On July 16, 2020, the OEB issued its final rate order for the 2020-2022 transmission rates approving a revenue requirement of $1,630 million, $1,701 million and $1,772 million for 2020, 2021 and 2022, respectively. On July 30, 2020, the OEB issued its decision for Uniform Transmission Rates (UTRs). The 2020 UTRs that were put in place on an interim basis on January 1, 2020 continued for the remainder of 2020 in light of the COVID-19 pandemic. On December 17, 2020, the OEB issued its decision and order setting the final 2021 UTRs effective January 1, 2021, which included the approval of a two-year disposition period for Hydro One Network's 2020 foregone revenue including interest, beginning on January 1, 2021.
On July 31, 2019, B2M LP filed a transmission rate application for 2020-2024. On January 16, 2020, the OEB approved the 2020 base revenue requirement of $33 million, and a revenue cap escalator index for 2021 to 2024.
On October 25, 2019, NRLP filed its revenue cap incentive rate application for 2020-2024. On December 19, 2019, the OEB approved NRLP’s proposed 2020 revenue requirement of $9 million on an interim basis effective January 1, 2020. On April 9, 2020, final OEB approval was received.
HOSSM is under a 10-year deferred rebasing period for years 2017-2026, as approved in the OEB Mergers Acquisitions Amalgamations and Divestitures (MAAD) decision dated October 13, 2016.
On August 5, 2021 Hydro One Networks filed a custom joint rate application (JRAP) for 2023-2027 transmission and distribution rates. On November 29, 2022 the OEB approved the application and issued its rate order for 2023-2027 transmission rates approving revenue requirement for Hydro One Networks' Transmission Business of $1,952 million for 2023, $2,073 million for 2024, $2,168 million for 2025, $2,277 million for 2026 and $2,362 million for 2027.
Distribution
In March 2017, Hydro One Networks filed an application with the OEB for 2018-2022 distribution rates. On March 7, 2019, the OEB rendered its decision on the distribution rates application. In accordance with the OEB decision, the Company filed its draft rate order reflecting updated revenue requirements of $1,459 million for 2018, $1,498 million for 2019, $1,532 million for 2020, $1,578 million for 2021, and $1,624 million for 2022. On June 11, 2019, the OEB approved the rate order confirming these updated revenue requirements.
On August 28, 2017, Hydro One Remotes filed a distribution rate application for 2018-2022. On April 12, 2018 the OEB approved Hydro One Remotes' 2018 revenue requirement of $54 million effective May 1, 2018, with a price cap escalator index for 2019-2022.
On November 3, 2020, Hydro One Remote Communities filed an application with the OEB seeking approval for a 2% increase to 2020 base rates, effective May 1, 2021, which was subsequently updated to 2.2% in accordance with the OEB’s 2021 inflation parameters for electricity distributors issued on November 9, 2020. On March 25, 2021, the OEB approved Hydro One Remote Communities’ application for rates and other charges to be effective May 1, 2021.
On November 3, 2021, Hydro One Remotes filed an application with the OEB seeking approval for a 2.2% increase to 2021 base rates, effective May 1, 2022. The application was subsequently updated to request a 3.3% increase to 2021 base rates to reflect

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HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2022 and 2021

the OEB’s annually updated inflation parameters for electricity distributors for 2022. On March 24, 2022, the OEB approved the application for rates and other charges which became effective on May 1, 2022.
On August 5, 2021 Hydro One Networks filed a JRAP for 2023-2027 transmission and distribution rates. On November 29, 2022, as part of the approval of the JRAP application, the OEB issued its rate order for 2023-2027 distribution rates approving revenue requirement for Hydro One Networks' Distribution Business of $1,727 million for 2023, $1,813 million for 2024, $1,886 million for 2025, $1,985 million for 2026 and $2,071 million for 2027.
2.    SIGNIFICANT ACCOUNTING POLICIES
Basis of Consolidation and Presentation
These consolidated financial statements (Consolidated Financial Statements) include the accounts of the Company and its subsidiaries. Inter-company transactions and balances have been eliminated.
Basis of Accounting
These Consolidated Financial Statements are prepared and presented in accordance with United States (US) Generally Accepted Accounting Principles (GAAP) and in Canadian dollars.
Use of Management Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues, expenses, gains and losses during the reporting periods. Management evaluates these estimates on an ongoing basis based upon historical experience, current conditions, and assumptions believed to be reasonable at the time the assumptions are made, with any adjustments being recognized in results of operations in the period they arise. Significant estimates relate to unbilled revenues, regulatory assets and regulatory liabilities, environmental liabilities, pension benefits, and post-retirement and post-employment benefits. Actual results may differ significantly from these estimates.
Regulatory Accounting
The OEB has the general power to include or exclude revenues, costs, gains or losses in the rates of a specific period, resulting in a change in the timing of accounting recognition from that which would have been applied in an unregulated company. Such change in timing involves the application of rate-regulated accounting in accordance with Financial Accounting Standards Board Accounting Standard Codification Topic 980, Regulated Operations. within the Company's regulated business, giving rise to the recognition of regulatory assets and liabilities. The Company’s regulatory assets represent certain amounts receivable from future electricity customers and costs that have been deferred for accounting purposes because it is probable that they will be recovered in future rates. In addition, the Company has recorded regulatory liabilities that generally represent amounts that are refundable to electricity customers in future rates. The Company continually assesses the likelihood of recovery of each of its regulatory assets and continues to believe that it is probable that the OEB will include its regulatory assets and liabilities in setting future rates. If, at some future date, the Company judges that it is no longer probable that the OEB will include a regulatory asset or liability in setting future rates, the appropriate carrying amount would be reflected in results of operations prospectively from the date the Company’s assessment is made, unless the change meets the requirements for a subsequent event adjustment.
Cash and Cash Equivalents
Cash and cash equivalents include cash and short-term investments with an original maturity of three months or less.
Revenue Recognition
Transmission revenues predominantly consist of transmission tariffs, which are collected through OEB-approved UTRs which are applied against the monthly peak demand for electricity across Hydro One's high-voltage network. OEB-approved UTRs are based on an approved revenue requirement that includes a rate of return. The transmission tariffs are designed to recover revenues necessary to support the Company's transmission system with sufficient capacity to accommodate the maximum expected demand which is influenced by weather and economic conditions. Transmission revenues are recognized as electricity is transmitted and delivered to customers.
Distribution revenues attributable to the delivery of electricity are based on OEB-approved distribution rates and are recognized on an accrual basis and include billed and unbilled revenues. Billed revenues are based on electricity delivered as measured from customer meters. At the end of each month, electricity delivered to customers since the date of the last billed meter reading is estimated, and the corresponding unbilled revenue is recorded. The unbilled revenue estimate is affected by energy consumption, weather, and changes in the composition of customer classes.
Revenues also include amounts related to sales of other services and equipment. Such revenue is recognized as services are rendered or as equipment is delivered. Revenues are recorded net of indirect taxes.

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HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2022 and 2021

Accounts Receivable and Allowance for Doubtful Accounts
Billed accounts receivable are recorded at the invoiced amount, net of allowance for doubtful accounts. Unbilled accounts receivable are recorded at their estimated value, net of allowance for doubtful accounts. Overdue amounts related to regulated billings bear interest at OEB-approved rates. The allowance for doubtful accounts reflects the Company’s current lifetime expected credit losses (CECL) for all accounts receivable balances. The Company estimates the CECL by applying internally developed loss rates to all outstanding receivable balances by aging category on an undiscounted basis. Loss rates applied to the accounts receivable balances are based on historical overdue balances, customer payments and write-offs, which may be further supplemented from time to time to reflect management's best estimate of the loss. Accounts receivable are written-off against the allowance when they are deemed uncollectible. The allowance for doubtful accounts is affected by changes in volume, prices and economic conditions.
Noncontrolling interest
Noncontrolling interest represents the portion of equity ownership in subsidiaries that is not attributable to shareholders of Hydro One. Noncontrolling interest is initially recorded at fair value and subsequently the amount is adjusted for the proportionate share of net income and other comprehensive income (OCI) or other comprehensive loss (OCL) attributable to the noncontrolling interest and any dividends or distributions paid to the noncontrolling interest.
If a transaction results in the acquisition of all, or part, of a noncontrolling interest in a subsidiary, the acquisition of the noncontrolling interest is accounted for as an equity transaction. No gain or loss is recognized in consolidated net income or comprehensive income as a result of changes in the noncontrolling interest, unless a change results in the loss of control by the Company.
Income Taxes
Income taxes are accounted for using the asset and liability method. Current tax assets and liabilities are recognized based on the taxes payable or refundable on the current and prior year’s taxable income. Current and deferred income taxes are computed based on the tax rates and tax laws enacted as at the balance sheet date. Tax benefits associated with income tax positions are recorded only when the more-likely-than-not recognition threshold is satisfied and are measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon settlement. Management evaluates each position based solely on the technical merits and facts and circumstances of the position, assuming the position will be examined by a taxing authority having full knowledge of all relevant information. Significant management judgment is required to determine recognition thresholds and the related amount of tax benefits to be recognized in the Consolidated Financial Statements. Management re-evaluates tax positions each period using new information about recognition or measurement as it becomes available.
Deferred Income Taxes
Deferred income tax assets and liabilities are recognized on all temporary differences between the tax bases and carrying amounts of assets and liabilities, including the carry forward unused tax credits and tax losses to the extent that it is more-likely-than-not that these deductions, credits, and losses can be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on the tax rates and tax laws that have been enacted as at the balance sheet date.
Deferred income taxes associated with its regulated operations which are considered to be more-likely-than-not to be recoverable or refunded in the future regulated rates charged to customers are recognized as deferred income tax regulatory assets and liabilities with an offset to deferred income tax expense.
Investment tax credits are recorded as a reduction of the related expenses or income tax expense in the current or future period to the extent it is more likely than not that the credits can be utilized.
Management reassesses the deferred income tax assets at each balance sheet date and reduces the amount to the extent that it is more likely than not that the deferred income tax asset will not be realized. Previously unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become more likely than not that the tax benefit will be realized.
Materials and Supplies
Materials and supplies represent consumables, small spare parts and construction materials held for internal construction and maintenance of property, plant and equipment. These assets are carried at average cost less any impairments recorded.
Property, Plant and Equipment
Property, plant and equipment is recorded at original cost, net of customer contributions, and any accumulated impairment losses. The cost of additions, including betterments and replacement asset components, is included on the consolidated balance sheets as property, plant and equipment.
The original cost of property, plant and equipment includes direct materials, direct labour (including employee benefits), contracted services, attributable capitalized financing costs, asset retirement costs, and direct and indirect overheads that are

10

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2022 and 2021

related to the capital project or program. Indirect overheads include a portion of corporate costs such as finance, treasury, human resources, and information technology. Overhead costs, including corporate functions and field services costs, are capitalized on a fully allocated basis, consistent with an OEB-approved methodology.
Property, plant and equipment in service consists of transmission, distribution, communication, administration and service assets and land easements. Property, plant and equipment also includes future use assets, such as land, major components and spare parts, and capitalized project development costs associated with deferred capital projects.
Transmission
Transmission assets include assets used for the transmission of high-voltage electricity, such as transmission lines, support structures, foundations, insulators, connecting hardware and grounding systems, and assets used to step up the voltage of electricity from generating stations for transmission and to step down voltages for distribution, including transformers, circuit breakers and switches.
Distribution
Distribution assets include assets related to the distribution of low-voltage electricity, including lines, poles, switches, transformers, protective devices and metering systems.
Communication
Communication assets include fibre optic and microwave radio systems, optical ground wire, towers, telephone equipment and associated buildings.
Administration and Service
Administration and service assets include administrative buildings, personal computers, transport and work equipment, tools and other minor assets.
Easements
Easements include a statutory easement for the use of transmission corridor and related abutting lands pursuant to Part IX.1 of the Electricity Act, 1998 (Ontario) (Electricity Act), as well as other land rights for occupation.
Intangible Assets
Intangible assets separately acquired or internally developed are measured on initial recognition at cost, which comprises purchased software, direct labour (including employee benefits), consulting, engineering, overheads and attributable capitalized financing charges. Following initial recognition, intangible assets are carried at cost, net of any accumulated amortization and accumulated impairment losses. The Company’s intangible assets primarily represent major computer applications.
Capitalized Financing Costs
Capitalized financing costs represent interest costs attributable to the construction of property, plant and equipment or development of intangible assets. The financing cost of attributable borrowed funds is capitalized as part of the acquisition cost of such assets. The capitalized financing costs are a reduction of financing charges recognized in the consolidated statements of operations and comprehensive income. Capitalized financing costs are calculated using the Company’s weighted average effective cost of debt.
Construction and Development in Progress
Construction and development in progress consists of the capitalized cost of constructed assets that are not yet complete and which have not yet been placed in service.
Depreciation and Amortization
The cost of property, plant and equipment and intangible assets is depreciated or amortized on a straight-line basis based on the estimated remaining service life of each asset category, except for transport and work equipment, which is depreciated on a declining balance basis.
The Company periodically initiates an external independent review of its property, plant and equipment and intangible asset depreciation and amortization rates, as required by the OEB. Any changes arising from OEB approval of such a review are implemented on a remaining service life basis, consistent with their inclusion in electricity rates. The most recent reviews resulted in changes to rates effective January 1, 2015 and January 1, 2020 for Hydro One Networks’ distribution and transmission

11

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2022 and 2021

businesses, respectively. A summary of average service lives and depreciation and amortization rates for the various classes of assets is included below:

	Average	Rate
	Service Life	Range	Average
Property, plant and equipment:
Transmission	55 years	1% - 3%	2%
Distribution	46 years	1% - 7%	2%
Communication	16 years	1% - 15%	5%
Administration and service	25 years	1% - 20%	3%
Intangible assets	10 years	10%	7%
In accordance with group depreciation practices, the original cost of property, plant and equipment, or major components thereof, and intangible assets that are normally retired, is charged to accumulated depreciation, with no gain or loss being reflected in results of operations. Where a disposition of property, plant and equipment occurs through sale, a gain or loss is calculated based on proceeds and such gain or loss is included in depreciation expense.
Acquisitions and Goodwill
The Company accounts for business acquisitions using the acquisition method of accounting and, accordingly, the assets and liabilities of the acquired entities are primarily measured at their estimated fair value at the date of acquisition. Costs associated with pending acquisitions are expensed as incurred. Goodwill represents the cost of acquired companies that is in excess of the fair value of the net identifiable assets acquired at the acquisition date. Goodwill is not included in rate base.
Goodwill is evaluated for impairment on an annual basis, or more frequently if circumstances require. The Company performs a qualitative assessment to determine whether it is more likely than not that the fair value of the applicable reporting unit is less than its carrying amount. If the Company determines, as a result of its qualitative assessment, that it is not more likely than not that the fair value of the applicable reporting unit is less than its carrying value, no further testing is required. If the Company determines, as a result of its qualitative assessment, that it is more likely than not that the fair value of the applicable reporting unit is less than its carrying amount, a quantitative goodwill impairment assessment is performed. The quantitative assessment compares the fair value of the applicable reporting unit to its carrying amount, including goodwill. If the fair value of goodwill is less than the carrying amount, an impairment loss is recorded as a reduction to goodwill and as a charge to results of operations.
Based on the assessment performed as at September 30, 2022 and with no significant events since, the Company has concluded that goodwill was not impaired at December 31, 2022.
Long-Lived Asset Impairment
When circumstances indicate the carrying value of long-lived assets may not be recoverable, the Company evaluates whether the carrying value of such assets, excluding goodwill, has been impaired. For such long-lived assets, the Company evaluates whether impairment may exist by estimating future estimated undiscounted cash flows expected to result from the use and eventual disposition of the asset. When alternative courses of action to recover the carrying amount of a long-lived asset are under consideration, a probability-weighted approach is used to develop estimates of future undiscounted cash flows. If the carrying value of the long-lived asset is not recoverable based on the estimated future undiscounted cash flows, an impairment loss is recorded, measured as the excess of the carrying value of the asset over its fair value. As a result, the asset’s carrying value is adjusted to its estimated fair value.
Within its regulated business, the carrying costs of most of Hydro One’s long-lived assets are included in rate base where they earn an OEB-approved rate of return. Asset carrying values and the related return are recovered through approved rates. As a result, such assets are only tested for impairment in the event that the OEB disallows recovery, in whole or in part, or if such a disallowance is judged to be probable.
Management assesses the fair value of such long-lived assets using commonly accepted techniques. Techniques used to determine fair value include, but are not limited to, the use of recent third-party comparable sales for reference and internally developed discounted cash flow analysis. Significant changes in market conditions, changes to the condition of an asset, or a change in management’s intent to utilize the asset are generally viewed by management as triggering events to reassess the cash flows related to these long-lived assets. As at December 31, 2022 and 2021, no asset impairment had been recorded.
Costs of Arranging Debt Financing
For financial liabilities classified as other than held-for-trading, the Company defers the external transaction costs related to obtaining financing and presents such amounts net of related debt on the consolidated balance sheets. Deferred issuance costs are amortized over the contractual life of the related debt on an effective-interest basis and the amortization is included within financing charges in the consolidated statements of operations and comprehensive income. Transaction costs for items classified as held-for-trading are expensed immediately.

12

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2022 and 2021

Comprehensive Income
Comprehensive income is comprised of net income and OCI. Hydro One presents net income and OCI in a single continuous consolidated statement of operations and comprehensive income.
Financial Assets and Liabilities
All financial assets and liabilities are classified into one of the following five categories: held-to-maturity; loans and receivables; held-for-trading; other liabilities; or available-for-sale. Financial assets and liabilities classified as held-for-trading are measured at fair value. All other financial assets and liabilities are measured at amortized cost. Accounts receivable and amounts due from related parties are classified as loans and receivables. The Company considers the carrying amounts of accounts receivable and amounts due from related parties to be reasonable estimates of fair value because of the short time to maturity of these instruments. The Company estimates the CECL for all accounts receivable balances, which are recognized as adjustments to the allowance for doubtful accounts. Accounts receivable are written-off against the allowance when they are deemed uncollectible. All financial instrument transactions are recorded at trade date.
The Company determines the classification of its financial assets and liabilities at the date of initial recognition. The Company designates certain of its financial assets and liabilities to be held at fair value, when it is consistent with the Company’s risk management policy disclosed in Note 17 - Fair Value of Financial Instruments and Risk Management.
Derivative Instruments and Hedge Accounting
The Company closely monitors the risks associated with changes in interest rates on its operations and, where appropriate, uses various instruments to hedge these risks. Certain of these derivative instruments qualify for hedge accounting and are designated as accounting hedges, while others either do not qualify as hedges or have not been designated as hedges (hereinafter referred to as undesignated contracts) as they are part of economic hedging relationships.
The accounting guidance for derivative instruments requires the recognition of all derivative instruments not identified as meeting the normal purchase and sale exemption as either assets or liabilities recorded at fair value on the consolidated balance sheets. For derivative instruments that qualify for hedge accounting, the Company may elect to designate such derivative instruments as either cash flow hedges or fair value hedges. The Company offsets fair value amounts recognized on its consolidated balance sheets related to derivative instruments executed with the same counterparty under the same master netting agreement.
For derivative instruments that qualify for hedge accounting and which are designated as cash flow hedges, any unrealized gain or loss, net of tax, is recorded as a component of accumulated OCI (AOCI). Amounts in AOCI are reclassified to results of operations in the same period or periods during which the hedged transaction affects results of operations and presented in the same line item as the earnings effect of the hedged item. Any gains or losses on the derivative instrument that represent hedge components excluded from the assessment of effectiveness are recognized in the same line item of the consolidated statements of operations as the hedged item. For fair value hedges, changes in fair value of both the derivative instrument and the underlying hedged exposure are recognized in the consolidated statements of operations and comprehensive income in the current period. The gain or loss on the derivative instrument is included in the same line item as the offsetting gain or loss on the hedged item in the consolidated statements of operations and comprehensive income. The changes in fair value of the undesignated derivative instruments are reflected in results of operations.
Embedded derivative instruments are separated from their host contracts and are carried at fair value on the consolidated balance sheets when: (a) the economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract; (b) the hybrid instrument is not measured at fair value, with changes in fair value recognized in results of operations each period; and (c) the embedded derivative itself meets the definition of a derivative. The Company does not engage in derivative trading or speculative activities and had no embedded derivatives that required bifurcation at December 31, 2022 or 2021.
Hydro One periodically develops hedging strategies taking into account risk management objectives. At the inception of a hedging relationship where the Company has elected to apply hedge accounting, Hydro One formally documents the relationship between the hedged item and the hedging instrument, the related risk management objective, the nature of the specific risk exposure being hedged, and the method for assessing the effectiveness of the hedging relationship. The Company also assesses, both at the inception of the hedge and on a quarterly basis, whether the hedging instruments are effective in offsetting changes in fair values or cash flows of the hedged items.
Employee Future Benefits
Employee future benefits provided by Hydro One include pension, post-retirement and post-employment benefits. The costs of the Company’s pension, post-retirement and post-employment benefit plans are recorded over the periods during which employees render service.
The Company recognizes the funded status of its defined benefit pension plan (Pension Plan) and its post-retirement and post-employment plans on its consolidated balance sheets and subsequently recognizes the changes in funded status at the end of each reporting year. Defined benefit pension, post-retirement and post-employment plans are considered to be underfunded when the projected benefit obligation (PBO) exceeds the fair value of the plan assets. Liabilities are recognized on the

13

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2022 and 2021

consolidated balance sheets for any net underfunded PBO. The net underfunded PBO may be disclosed as a current liability, long-term liability, or both. The current portion is the amount by which the actuarial present value of benefits included in the benefit obligation payable in the next 12 months exceeds the fair value of plan assets. If the fair value of plan assets exceeds the PBO of the plan, an asset is recognized equal to the net overfunded PBO. The post-retirement and post-employment benefit plans are unfunded because there are no related plan assets.
Hydro One recognizes its contributions to the defined contribution pension plan (DC Plan) as pension expense, with a portion being capitalized as part of labour costs included in capital expenditures. The expensed amount is included in operation, maintenance and administration (OM&A) costs in the consolidated statements of operations and comprehensive income.
Defined Benefit Pension
Defined benefit pension costs are recorded on an accrual basis for financial reporting purposes. Pension costs are actuarially determined using the projected benefit method prorated on service and are based on assumptions that reflect management’s best estimate of the effect of future events, including future compensation increases. Past service costs from plan amendments and all actuarial gains and losses are amortized on a straight-line basis over the expected average remaining service period of active employees in the plan, or over the estimated remaining life expectancy of inactive employees in the plan. Pension plan assets, consisting primarily of listed and unlisted equity securities, marketable and private debt, corporate and government debt securities as well as unlisted real estate and unlisted infrastructure investments, are recorded at fair value at the end of each year. Hydro One records a regulatory asset or liability equal to the net underfunded or overfunded PBO for its pension plan. Defined benefit pension costs are attributed to labour costs on a cash basis and a portion directly related to acquisition and development of capital assets is capitalized as part of the cost of property, plant and equipment and intangible assets. The remaining defined benefit pension costs are charged to results of operations (OM&A costs).
Post-retirement and Post-employment Benefits
Post-retirement and post-employment benefits are recorded and included in rates on an accrual basis. Costs are determined by independent actuaries using the projected benefit method prorated on service and based on assumptions that reflect management’s best estimates. For post-retirement benefits, past service costs from plan amendments are amortized to results of operations based on the expected average remaining service period.
For post-retirement benefits, all actuarial gains or losses are deferred using the “corridor” approach. The amount calculated above the “corridor” is amortized to results of operations on a straight-line basis over the expected average remaining service life of active employees in the plan or over the remaining life expectancy of inactive employees in the plan. The post-retirement benefit obligation is remeasured to its fair value at each year end based on an annual actuarial report, with an offset to the associated regulatory account, to the extent of the remeasurement adjustment.
The actuarial gains and losses on post-employment obligations that are incurred during the year are recognized immediately to results of operations. The post-employment benefit obligation is remeasured to its fair value at each year end based on an annual actuarial report, with an offset to the associated regulatory account, to the extent of the remeasurement adjustment.
All post-retirement and post-employment benefit costs are attributed to labour costs and are either charged to results of operations (OM&A costs) or capitalized as part of the cost of property, plant and equipment and intangible assets (applies to the service cost component of benefit cost) and to regulatory assets for all other components of the benefit cost, consistent with their inclusion in OEB-approved rates.
Stock-Based Compensation
Share Grant Plans
Hydro One measures share grant plans based on fair value of share grants as estimated based on Hydro One Limited's grant date common share price. The costs are recognized in the financial statements using the graded-vesting attribution method for share grant plans that have both a performance condition and a service condition. The Company records a regulatory asset equal to the accrued costs of share grant plans recognized in each period. Costs are transferred from the regulatory asset to labour costs at the time the share grants vest and are issued, and are recovered in rates. Forfeitures are recognized as they occur.
Deferred Share Unit (DSU) Plans
The Company records the liabilities associated with its Directors’ and Management DSU Plans at fair value at each reporting date until settlement, recognizing compensation expense over the vesting period on a straight-line basis. The fair value of the DSU liability is based on Hydro One Limited's common share closing price at the end of each reporting period.
Society Restricted Share Unit (RSU) Plan
The Company measures its Society RSU plan based on fair value of share grants as estimated based on Hydro One Limited's grant date common share price. The costs are recognized over the vesting period using the straight-line attribution method. The Company records a regulatory asset equal to the accrued costs of the Society RSU plan recognized in each period. Costs are

14

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2022 and 2021

transferred from the regulatory asset to labour costs at the time the share grants vest and are issued, and are recovered in rates. Forfeitures are recognized as they occur.
Long-term Incentive Plan (LTIP)
The Company measures the awards issued under Hydro One Limited's LTIP, at fair value based on Hydro One Limited grant date common share price. The related compensation expense is recognized over the vesting period on a straight-line basis. Forfeitures are recognized as they occur.
Loss Contingencies
Hydro One is involved in certain legal and environmental matters that arise in the normal course of business. In the preparation of its Consolidated Financial Statements, management makes judgments regarding the future outcome of contingent events and records a loss for a contingency based on its best estimate when it is determined that such loss is probable and the amount of the loss can be reasonably estimated. Where the loss amount is recoverable in future rates, a regulatory asset is also recorded. When a range estimate for the probable loss exists and no amount within the range is a better estimate than any other amount, the Company records a loss at the minimum amount within the range.
Management regularly reviews current information available to determine whether recorded provisions should be adjusted and whether new provisions are required. Estimating probable losses may require analysis of multiple forecasts and scenarios that often depend on judgments about potential actions by third parties, such as federal, provincial and local courts or regulators. Contingent liabilities are often resolved over long periods of time. Amounts recorded in the Consolidated Financial Statements may differ from the actual outcome once the contingency is resolved. Such differences could have a material impact on future results of operations, financial position and cash flows of the Company.
Provisions are based upon current estimates and are subject to greater uncertainty where the projection period is lengthy. A significant upward or downward trend in the number of claims filed, the nature of the alleged injuries, and the average cost of resolving each claim could change the estimated provision, as could any substantial adverse or favourable verdict at trial. A federal or provincial legislative outcome or structured settlement could also change the estimated liability. Legal fees are expensed as incurred.
Environmental Liabilities
Environmental liabilities are recorded in respect of past contamination when it is determined that future environmental remediation expenditures are probable under existing statute or regulation and the amount of the future expenditures can be reasonably estimated. Hydro One records a liability for the estimated future expenditures associated with contaminated land assessment and remediation (LAR) and for the phase-out and destruction of polychlorinated biphenyl (PCB)-contaminated mineral oil removed from electrical equipment, based on the present value of these estimated future expenditures. The Company determines the present value with a discount rate that produces an amount at which the environmental liabilities could be settled in an arm’s length transaction with a third party. As the Company anticipates that the future expenditures will continue to be recoverable in future rates, an offsetting regulatory asset has been recorded to reflect the future recovery of these environmental expenditures from customers. Hydro One reviews its estimates of future environmental expenditures annually, or more frequently if there are indications that circumstances have changed. Estimate changes are accounted for prospectively.
Asset Retirement Obligations
Asset retirement obligations are recorded for legal obligations associated with the future removal and disposal of long-lived assets. Such obligations may result from the acquisition, construction, development and/or normal use of the asset. Conditional asset retirement obligations are recorded when there is a legal obligation to perform a future asset retirement activity but where the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. In such a case, the obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. This uncertainty is incorporated in the fair value measurement of the obligation.
When recording an asset retirement obligation, the present value of the estimated future expenditures required to complete the asset retirement activity is recorded in the period in which the obligation is incurred, if a reasonable estimate can be made. In general, the present value of the estimated future expenditures is added to the carrying amount of the associated asset and the resulting asset retirement cost is depreciated over the estimated useful life of the asset. The present value is    determined with a discount rate that equates to the Company’s credit-adjusted risk-free rate. Where an asset is no longer in service when an asset retirement obligation is recorded, the asset retirement cost is recorded in results of operations.
Leases
At the commencement date of a lease, the minimum lease payments are discounted and recognized as a lease obligation. Discount rates used correspond to the Company's incremental borrowing rates. Renewal options are assessed for their likelihood of being exercised and are included in the measurement of the lease obligation when it is reasonably certain they will be exercised. The Company does not recognize leases with a term of less than 12 months. A corresponding Right-of-Use (ROU) asset is recognized at the commencement date of a lease. The ROU asset is measured as the lease obligation adjusted for any lease payments made and/or any lease incentives and initial direct costs incurred. ROU assets are included in other long-term

15

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2022 and 2021

assets, and corresponding lease obligations are included in other current liabilities and other long-term liabilities on the consolidated balance sheets.
Subsequent to the commencement date, the lease expense recognized at each reporting period is the total remaining lease payments over the remaining lease term. Lease obligations are measured as the present value of the remaining unpaid lease payments using the discount rate established at commencement date. The amortization of the ROU assets is calculated as the difference between the lease expense and the accretion of interest, which is calculated using the effective interest method. Lease modifications and impairments are assessed at each reporting period to assess the need for a remeasurement of the lease obligations or ROU assets.
3.    NEW ACCOUNTING PRONOUNCEMENTS
The following tables present Accounting Standard Updates (ASUs) issued by the Financial Accounting Standards Board that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASU 2020-06	August 2020	The update addresses the complexity associated with applying US GAAP for certain financial instruments with characteristics of liabilities and equity. The amendments reduce the number of accounting models for convertible debt instruments and convertible preferred stock.	January 1, 2022	No impact upon adoption
ASU 2021-05	July 2021	The amendments are intended to align lease classification requirements for lessors under Topic 842 with Topic 840's practice.	January 1, 2022	No impact upon adoption
ASU 2021-10	November 2021	The update addresses diversity on the recognition, measurement, presentation and disclosure of government assistance received by business entities.	January 1, 2022	No impact upon adoption

Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	Effective date	Anticipated Impact on Hydro One
ASU 2021-08	October 2021	The amendments address how to determine whether a contractual obligation represents a liability to be recognized by the acquirer in a business combination.	January 1, 2023	No expected impact upon adoption
ASU 2022-02	March 2022	The amendments eliminate the troubled debt restructuring (TDR) accounting model for entities that have adopted Topic 326 Financial Instrument – Credit Losses and modifies the guidance on vintage disclosure requirements to require disclosure of current-period gross write-offs by year of origination.	January 1, 2023	Upon adoption, the Company will disclose the current period gross write-offs by year of origination relating to its accounts receivable
4.    DEPRECIATION, AMORTIZATION AND ASSET REMOVAL COSTS

Year ended December 31 (millions of dollars)	2022	2021
Depreciation of property, plant and equipment[1]	708	700
Amortization of intangible assets	81	76
Amortization of regulatory assets	33	30
Depreciation and amortization	822	806
Asset removal costs	135	107
	957	913
1 Includes gain on sale of assets of $39 million (2021 - $8 million).

16

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2022 and 2021
5.    FINANCING CHARGES

Year ended December 31 (millions of dollars)	2022	2021
Interest on long-term debt	499	499
Interest on short-term notes	27	1
Interest on regulatory accounts	8	5
Realized (gain) loss on cash flow hedges (interest-rate swap agreements) (Notes 7, 17)	(3)	12
Other	14	11
Less: Interest capitalized on construction and development in progress	(63)	(60)
DTA carrying charges	2	(12)
Interest earned on cash and cash equivalents	(6)	(3)
	478	453
6.    INCOME TAXES
As a rate regulated utility company, the Company recovers income taxes from its ratepayers based on estimated current income tax expense in respect of its regulated business. The amounts of deferred income taxes related to regulated operations which are considered to be more likely-than-not to be recoverable from, or refundable to, ratepayers in future periods are recognized as deferred income tax regulatory assets or liabilities, with an offset to deferred income tax recovery or expense, respectively. The Company’s consolidated tax expense or recovery for the period includes all current and deferred income tax expenses for the period net of the regulated accounting offset to deferred income tax expense arising from temporary differences to be recovered from, or refunded to, customers in future rates. Thus, the Company’s income tax expense or recovery differs from the amount that would have been recorded using the combined Canadian federal and Ontario statutory income tax rate.
The reconciliation between the statutory and the effective tax rates is provided as follows:

Year ended December 31 (millions of dollars)	2022	2021
Income before income tax expense	1,355	1,159
Income tax expense at statutory rate of 26.5% (2021 - 26.5%)	359	307

Increase (decrease) resulting from:
Net temporary differences recoverable in future rates charged to customers:
Impact of DTA Implementation Decision[1]	96	9
Capital cost allowance in excess of depreciation and amortization	(90)	(81)
Overheads capitalized for accounting but deducted for tax purposes	(35)	(22)
Interest capitalized for accounting but deducted for tax purposes	(17)	(16)
Pension and post-retirement benefit contributions in excess of pension expense	(11)	(9)
Environmental expenditures	(9)	(8)
Other	—	(1)
Net temporary differences attributable to regulated business	(66)	(128)
Net permanent differences	(3)	—
Total income tax expense	290	179

Effective income tax rate	21.4%	15.4%
1 Pursuant to the DTA Implementation Decision, the impact represents the amounts recovered from ratepayers in respect of tax deductions previously shared with the ratepayers. See Note 12 - Regulatory Assets and Liabilities.
The major components of income tax expense are as follows:

Year ended December 31 (millions of dollars)	2022	2021
Current income tax expense	36	30
Deferred income tax expense	254	149
Total income tax expense	290	179

Deferred Income Tax Assets and Liabilities
Deferred income tax assets and liabilities reflect the future tax consequences attributable to temporary differences between the tax bases and the financial statement carrying amounts of the assets and liabilities including the carry forward amounts of tax losses and tax credits. Deferred income tax assets and liabilities attributable to the Company’s regulated business are recognized with a corresponding offset in deferred income tax regulatory assets and liabilities to reflect the anticipated recovery

17

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2022 and 2021
or repayment of these balances in the future electricity rates. At December 31, 2022 and 2021, deferred income tax assets and liabilities consisted of the following:

As at December 31 (millions of dollars)	2022	2021
Deferred income tax assets
Post-retirement and post-employment benefits expense in excess of cash payments	503	655
Pension obligations	—	257
Regulatory assets and liabilities	301	—
Non-capital losses	188	213
Non-depreciable capital property	273	273
Tax credit carryforwards	181	147
Investment in subsidiaries	102	99
Environmental expenditures	34	44
	1,582	1,688
Less: valuation allowance	(381)	(378)
Total deferred income tax assets	1,201	1,310

Deferred income tax liabilities
Capital cost allowance in excess of depreciation and amortization	1,776	1,354
Pension assets	129
Regulatory assets and liabilities	—	308
Other	5	5
Total deferred income tax liabilities	1,910	1,667

Net deferred income tax liabilities	(709)	(357)
The net deferred income tax liabilities are presented on the consolidated balance sheets as follows:

As at December 31 (millions of dollars)	2022	2021
Long-term:
Deferred income tax assets	4	10
Deferred income tax liabilities	(713)	(367)
Net deferred income tax liabilities	(709)	(357)
The valuation allowance for deferred tax assets as at December 31, 2022 was $381 million (2021 - $378 million). The valuation allowance primarily relates to temporary differences for non-depreciable assets and investments in subsidiaries. As of December 31, 2022 and 2021, the Company had non-capital losses carried forward available to reduce future years’ taxable income, which expire as follows:

Year of expiry (millions of dollars)	2022	2021
2035	—	—
2036	136	481
2037	175	121
2038	140	5
2039	213	183
2040	3	2
2041	5	8
2042	17	—
Total losses	689	800
7.    OTHER COMPREHENSIVE INCOME

Year ended December 31 (millions of dollars)	2022	2021
Gain on cash flow hedges (interest-rate swap agreements) (Notes 5, 17)[1]	10	12
Gain on transfer of other post-employment benefits (OPEB) (Note 19)	2	—
Other	7	4
	19	16
1 Includes $2 million after-tax realized gain (2021 - $8 million loss) and $3 million before-tax (2021 - $12 million loss) on cash flow hedges reclassified to financing charges.

18

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2022 and 2021
8.    ACCOUNTS RECEIVABLE

As at December 31 (millions of dollars)	2022	2021
Accounts receivable - billed	356	344
Accounts receivable - unbilled	472	409
Accounts receivable, gross	828	753
Allowance for doubtful accounts	(63)	(56)
Accounts receivable, net	765	697
The following table shows the movements in the allowance for doubtful accounts for the years ended December 31, 2022 and 2021:

Year ended December 31 (millions of dollars)	2022	2021
Allowance for doubtful accounts – beginning	(56)	(46)
Write-offs	25	15
Additions to allowance for doubtful accounts	(32)	(25)
Allowance for doubtful accounts – ending	(63)	(56)
9.     OTHER CURRENT ASSETS

As at December 31 (millions of dollars)	2022	2021
Regulatory assets (Note 12)	189	226
Prepaid expenses and other assets	58	53
Materials and supplies	24	22
Derivative assets (Note 17)	5	—
	276	301
10.    PROPERTY, PLANT AND EQUIPMENT

As at December 31, 2022 (millions of dollars)	Property, Plant and Equipment	Accumulated Depreciation	Construction in Progress	Total
Transmission	20,162	6,641	938	14,459
Distribution	12,707	4,380	107	8,434
Communication	1,299	1,046	71	324
Administration and service	2,120	1,065	85	1,140
Easements	701	88		613
	36,989	13,220	1,201	24,970

As at December 31, 2021 (millions of dollars)	Property, Plant and Equipment	Accumulated Depreciation	Construction in Progress	Total
Transmission	18,970	6,307	1,183	13,846
Distribution	12,045	4,163	95	7,977
Communication	1,246	981	46	311
Administration and service	1,963	1,022	78	1,019
Easements	679	84	—	595
	34,903	12,557	1,402	23,748
Financing charges capitalized on property, plant and equipment under construction were $57 million in 2022 (2021 - $57 million).

19

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2022 and 2021
11.    INTANGIBLE ASSETS

As at December 31, 2022 (millions of dollars)	Intangible Assets	Accumulated Amortization	Development in Progress	Total
Computer applications software	1,175	737	167	605
Other	5	5	—	—
	1,180	742	167	605

As at December 31, 2021 (millions of dollars)	Intangible Assets	Accumulated Amortization	Development in Progress	Total
Computer applications software	1,094	657	130	567
Other	5	5	—	—
	1,099	662	130	567
Financing charges capitalized to intangible assets under development were $6 million in 2022 (2021 - $3 million). The estimated annual amortization expense for intangible assets is as follows: 2023 - $74 million; 2024 - $63 million; 2025 - $62 million; 2026 - $59 million; and 2027 - $52 million.
12.    REGULATORY ASSETS AND LIABILITIES
Regulatory assets and liabilities arise as a result of the rate-setting process. Hydro One has recorded the following regulatory assets and liabilities:

As at December 31 (millions of dollars)	2022	2021
Regulatory assets:
Deferred income tax regulatory asset	2,724	2,509
Post-retirement and post-employment benefits - non-service cost	141	125
Environmental	93	122
Deferred tax asset sharing	73	204
Stock-based compensation	34	38
Conservation and Demand Management (CDM) variance	25	8
Rural and Remote Rate Protection (RRRP) variance	25	10
Pension benefit regulatory asset	—	713
Foregone revenue deferral	—	25
Other	38	33
Total regulatory assets	3,153	3,787
Less: current portion	(189)	(226)
	2,964	3,561

Regulatory liabilities:
Post-retirement and post-employment benefits	506	33
Pension benefit regulatory liability	358	—
Tax rule changes variance	100	86
Earnings sharing mechanism deferral	75	42
Retail settlement variance account (RSVA)	53	58
External revenue variance	50	52
Asset removal costs cumulative variance	41	36
Pension cost differential	26	30
Capitalized overhead tax variance	16	—
Green energy expenditure variance	5	13
Deferred income tax regulatory liability	4	4
Other	28	18
Total regulatory liabilities	1,262	372
Less: current portion	(139)	(10)
	1,123	362

20

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2022 and 2021
Deferred Income Tax Regulatory Asset and Liability
Deferred income taxes are recognized on temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable income. The Company has recognized regulatory assets and liabilities that correspond to deferred income taxes that flow through the rate-setting process. In the absence of rate-regulated accounting, the Company’s income tax expense would have been recognized using the liability method and there would be no regulatory accounts established for taxes to be recovered through future rates. As a result, the 2022 income tax expense would have been higher by approximately $66 million (2021 - $127 million). The $66 million (2021 - $127 million) impact is offset against deferred income tax regulatory asset and liability, deferred tax asset sharing, and post-retirement and post-employment benefits - non-service cost.
Post-Retirement and Post-Employment Benefits - Non-Service Cost
Hydro One has recorded a regulatory asset relating to the future recovery of its post-retirement and post-employment benefits other than service costs. The regulatory asset includes the applicable tax impact to reflect taxes payable. Prior to adoption of ASU 2017-07 in 2018, these amounts were capitalized to property, plant and equipment and intangible assets. As part of Hydro One Networks' 2020-2022 Transmission Decision, the OEB concluded that the non-service cost component of Hydro One's OPEB costs shall be recognized as OM&A for both its transmission and distribution businesses. Furthermore, Hydro One Networks distribution continued to record the non-service cost component of OPEBs in this account until the end of 2022. As part of the JRAP Decision received in November 2022, the OEB approved the disposition of Hydro One Networks' transmission and distribution account balances as at December 31, 2020, including accrued interest, which will be recovered from ratepayers over a one-year period ending December 31, 2023 and a three-year period ending December 31, 2025, respectively.
Environmental
Hydro One records a liability for the estimated future expenditures required to remediate environmental contamination. A regulatory asset is recognized because management considers it to be probable environmental expenditures will be recovered in the future through the rate-setting process. The Company has recorded an equivalent amount as a regulatory asset. In 2022, the revaluation adjustment increased the environmental regulatory asset by $3 million (2021 - $18 million) to reflect changes in the recoverable portion of the Company’s PCB and LAR environmental liabilities. The environmental regulatory asset is amortized to results of operations based on the pattern of actual expenditures incurred and charged to environmental liabilities. The OEB has the discretion to examine and assess the prudence and the timing of recovery of all of Hydro One’s actual environmental expenditures. In the absence of rate-regulated accounting, with respect to the revaluation adjustment, 2022 OM&A expenses would have been higher by $3 million (2021 - higher by $18 million). In addition, 2022 amortization expense would have been lower by $33 million (2021 - lower by $30 million), and 2022 financing charges would have been higher by $1 million (2021 - higher by $1 million).
Deferred Tax Asset Sharing
On October 2, 2020, the OEB issued a procedural order to implement the direction of the Ontario Divisional Court which required Hydro One to submit its proposal for the recovery of the DTA amounts allocated to ratepayers for the 2017 to 2022 period. On April 8, 2021, the OEB rendered the DTA Implementation Decision, in which the OEB approved recovery of the DTA amounts allocated to ratepayers for the 2017 to 2021 period, plus carrying charges over a two-year period, commencing on July 1, 2021. In addition, Hydro One was approved to adjust the transmission revenue requirement and the base distribution rates beginning January 1, 2022 to eliminate any further amounts of future tax savings flowing to customers. As at December 31, 2022, Hydro One has a regulatory asset of $73 million for the cumulative DTA amounts shared with ratepayers since 2017 to date, net of the amount recovered from ratepayers pursuant to the DTA Implementation Decision. The regulatory asset of $73 million (2021 - $204 million) consists of $24 million (2021 - $72 million) and $49 million (2021 - $132 million) for Hydro One Networks’ distribution and transmission segments, respectively. As a result of the OEB’s procedural order, the $73 million regulatory asset relating to the cumulative DTA amounts allocated to ratepayers since 2017 has been separately presented from the deferred income tax regulatory asset. The balance of this regulatory account will continue to decrease as amounts are recovered over the next 6 months.
Stock-based Compensation
The Company recognizes costs associated with share grant plans and Society RSUs in a regulatory asset as management considers it probable that share grant plans' and Society RSU costs will be recovered in the future through the rate-setting process. In the absence of rate-regulated accounting, OM&A expenses would be lower by $2 million (2021 - $1 million). Share grant and Society RSU costs are transferred to labour costs at the time they vest and are issued, and are recovered in rates in accordance with recovery of these labour costs.
CDM Variance
The CDM variance account tracks the impact of actual CDM and demand response programs on the actual load forecast compared to the estimated load forecast included in revenue requirement. As per the OEB's decision on Hydro One Networks' transmission rates for 2017 to 2019, this account was maintained to record any variances for 2017, 2018, and 2019. In April 2020, the 2017 balance, plus accrued interest through December 31, 2018 was approved for disposition over a three-year period

21

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2022 and 2021
that ended on December 31, 2022. CDM variance amounts for 2018 and 2019 were calculated and proposed for disposition in the Hydro One Networks JRAP application. In November 2022, the amount as at December 31, 2020, including accrued interest, was approved for disposition by the OEB. The amount was approved to be recovered from ratepayers over a one-year period ending December 31, 2023. Since CDM revenues qualify as a Type A program under the Alternative Revenue Program, $23 million was recognized in transmission revenues.
RRRP Variance
Hydro One Remotes receives RRRP amounts from the Independent Electricity System Operator (IESO). At December 31, 2022, the Company recognized a regulatory asset representing the amounts required to achieve breakeven net income, as regulated under the cost recovery model, in excess of cumulative RRRP amounts received. In 2022, RRRP amounts received were lower (2021 - lower) than amounts required to achieve breakeven net income, and as such, the regulatory asset was increased by $15 million (2021 - $4 million). In the absence of rate-regulated accounting, 2022 revenue would have been lower by $15 million (2021 - lower by $4 million).
Foregone Revenue Deferral
As at December 31, 2021, the foregone revenue deferral account was made up of the remaining balance reflecting Hydro One Networks transmission business' foregone revenue, based on the difference between approved 2020 UTRs and interim 2020 UTRs, which was approved by the OEB to be collected from ratepayers over a two-year period that ended on December 31, 2022.
Post-Retirement and Post-Employment Benefits
In accordance with OEB rate orders, post-retirement and post-employment benefits costs are recovered on an accrual basis. The Company recognizes the net unfunded or overfunded status of post-retirement and post-employment obligations on the consolidated balance sheets with an incremental offset to the associated regulatory asset or regulatory liability, as the case may be. A regulatory asset or liability is recognized because management considers it to be probable that post-retirement and post-employment benefit costs will be recovered or returned in the future through the rate-setting process. The post-retirement and post-employment benefit obligation is remeasured to the present value of the actuarially determined benefit obligation at each year end based on an annual actuarial report, with an offset to the associated regulatory asset or liability as the case may be, to the extent of the remeasurement adjustment. In the absence of rate-regulated accounting, 2022 OCI would have been higher by $473 million (2021 - OCI higher by $94 million).
Pension Benefit Regulatory Asset / Liability
In accordance with OEB rate orders, pension costs recovered on a cash basis as employer contributions are paid to the pension fund in accordance with the Pension Benefits Act (Ontario). The Company recognizes the net unfunded or overfunded status of pension obligations on the consolidated balance sheets with an offset to the associated regulatory asset or liability. The pension benefit obligation is remeasured to the present value of the actuarially determined benefit obligation at each year end based on an annual actuarial report, with an offset to the associated regulatory asset or liability, to the extent of the remeasurement adjustment. In the absence of rate-regulated accounting, OCI would have been higher by $1,035 million (2021 - OCI higher by $1,017 million) and OM&A expenses would have been lower by $36 million (2021 - higher by $132 million).
Tax Rule Changes Variance
The 2019 federal and Ontario budgets (Budgets) provided certain time-limited investment incentives permitting Hydro One to deduct accelerated capital cost allowance of up to three times the first-year rate for capital investments acquired after November 20, 2018 and placed in-service before January 1, 2028 (Accelerated Depreciation). Following the enactment of the Budget measures in the second quarter of 2019, the OEB directed all Ontario regulated utilities including Hydro One to track the full revenue impact of the tax benefits related to the Accelerated Depreciation rules to ratepayers. The tax benefit to be returned to ratepayers in the future gave rise to a regulatory liability and resulted in a decrease in revenues as current rates do not include the benefit of the Accelerated Depreciation; therefore, the revenue subject to refund cannot be recognized. As part of the JRAP Decision received in November 2022, the OEB approved the disposition of Hydro One Networks' transmission and distribution account balances as at December 31, 2020, including accrued interest, which will be returned to ratepayers over a one-year period ending December 31, 2023 and a three-year period ending December 31, 2025, respectively.
Earnings Sharing Mechanism Deferral
In March 2019, the OEB approved the establishment of an earnings sharing mechanism deferral account for Hydro One Networks' distribution segment to record over-earnings including tax impacts, if any, realized for any year from 2018 to 2022. Under this mechanism, Hydro One shares 50% of regulated earnings that exceed the OEB-approved regulatory return-on-equity by more than 100 basis points with distribution ratepayers. A similar account was also approved for B2M LP in January 2020, and Hydro One Networks transmission and NRLP in April 2020. HOSSM's account was approved as part of the acquisition decision in October 2016 and became effective in 2022. The balance in the account as at December 31, 2022 mostly relates to Hydro One Networks distribution and transmission. As part of the JRAP Decision received in November 2022, the OEB approved

22

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2022 and 2021
the disposition of Hydro One networks' distribution business' balance as at December 31, 2020, including accrued interest, over a three-year period ending December 31, 2025.
RSVA
Hydro One has deferred certain retail settlement variance amounts under the provisions of Article 490 of the OEB’s Accounting Procedures Handbook. The RSVA account tracks the difference between the cost of power purchased from the IESO and the cost of power recovered from ratepayers. As part of the JRAP Decision received in November 2022, the OEB approved the disposition of Hydro One networks' distribution business' balance as at December 31, 2020, including accrued interest, over a three-year period ending December 31, 2025.
External Revenue Variance
The external revenue variance account balance reflects the difference between Hydro One Networks' transmission business' actual export service revenue and external revenues from secondary land use, and the OEB-approved amounts. The account also records the difference between actual net external station maintenance, engineering and construction services revenue, and other external revenue, and the OEB-approved amounts. As part of the JRAP Decision received in November 2022, the OEB approved the disposition of Hydro One networks' transmission business' balance as at December 31, 2020, including accrued interest, over a one-year period ending December 31, 2023.
Asset Removal Costs Cumulative Variance
In April 2020, the OEB approved the establishment of an asset removal costs cumulative variance account for Hydro One Networks' transmission business to record the difference between the revenue requirement associated with forecast asset removal costs included in depreciation expense and actual asset removal costs incurred from 2020 to 2022. This account is asymmetrical to the benefit of ratepayers on a cumulative basis over the 2020-2022 rate period. As part of the JRAP Decision received in November 2022, the OEB approved the disposition of Hydro One networks' transmission business' balance as at December 31, 2020, including accrued interest, over a one-year period ending December 31, 2023.
Pension Cost Differential
Variances between the pension cost recognized and the cost embedded in rates as part of the rate-setting process for Hydro One Networks' transmission and distribution businesses are recognized as a regulatory asset or regulatory liability, as the case may be. As part of the JRAP Decision received in November 2022, the OEB approved the disposition of Hydro One Networks' transmission and distribution account balances as at December 31, 2020, including accrued interest, which will be returned to ratepayers over a one-year period ending December 31, 2023 and a three-year period ending December 31, 2025, respectively. In the absence of rate-regulated accounting, 2022 revenue would have been lower by $4 million (2021 - higher by $1 million).
Capitalized Overhead Tax Variance
In November 2022, the OEB approved the establishment of a capitalized overhead tax variance account to capture the difference between the capitalized overheads deducted in calculating the regulatory tax expense included in rates and the actual capitalized overhead costs deducted in Hydro One's tax returns for Hydro One Networks' transmission and distribution businesses for the 2016 to 2027 period. Variance amounts are recognized at the earlier of (i) when the tax year has been audited by the Canada Revenue Agency or (ii) when the taxation year is statute barred.
Green Energy Expenditure Variance
In April 2010, the OEB requested the establishment of deferral accounts which capture the difference between the revenue recorded on the basis of Green Energy Plan expenditures incurred and the actual recoveries received.

13.    OTHER LONG-TERM ASSETS

As at December 31 (millions of dollars)	2022	2021
Deferred pension assets (Note 19)	358	—
Right-of-Use assets (Note 22)	53	53
Other long-term assets	11	13
	422	66

23

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2022 and 2021
14.    ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

As at December 31 (millions of dollars)	2022	2021
Accrued liabilities	673	606
Accounts payable	284	249
Regulatory liabilities (Note 12)	139	10
Accrued interest	118	123
Environmental liabilities (Note 20)	25	34
Lease obligations (Note 22)	11	12
Derivative liabilities (Note 17)	—	8
	1,250	1,042
15.    OTHER LONG-TERM LIABILITIES

As at December 31 (millions of dollars)	2022	2021
Post-retirement and post-employment benefit liability (Note 19)	1,364	1,784
Environmental liabilities (Note 20)	68	88
Lease obligations (Note 22)	42	44
Asset retirement obligations (Note 21)	28	14
Due to related parties (Note 28)	26	29
Long-term accounts payable	1	3
Pension benefit liability (Note 19)	—	713
Other long-term liabilities	29	19
	1,558	2,694
16.    DEBT AND CREDIT AGREEMENTS
Short-Term Notes and Credit Facilities
Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under its Commercial Paper Program which has a maximum authorized amount of $2,300 million. These short-term notes are denominated in Canadian dollars with varying maturities up to 365 days. The Commercial Paper Program is supported by the Company’s committed and unsecured revolving standby credit facilities totaling $2,300 million (Operating Credit Facilities).
At December 31, 2022, Hydro One’s Operating Credit Facilities consisted of the following:

(millions of dollars)	Maturity	Total Amount	Amount Drawn
Revolving standby credit facilities	June 2027[1]	2,300	—
1 On June 1, 2022, the maturity dates for the Operating Credit Facilities were extended from June 2026 to June 2027.
The Company may use the Operating Credit Facilities for working capital and general corporate purposes. If used, interest on the Operating Credit Facilities would apply based on Canadian benchmark rates. The obligation of each lender to make any credit extension under its credit facility is subject to various conditions including that no event of default has occurred or would result from such credit extension.

24

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2022 and 2021
Long-Term Debt
The following table presents long-term debt outstanding at December 31, 2022 and 2021:

As at December 31 (millions of dollars)	2022	2021
3.20% Series 25 notes due 2022	—	600
0.71% Series 48 notes due 2023	600	600
2.54% Series 42 notes due 2024	700	700
1.76% Series 45 notes due 2025	400	400
2.97% Series 40 notes due 2025	350	350
2.77% Series 35 notes due 2026	500	500
4.91% Series 52 notes due 2028	750	—
3.02% Series 43 notes due 2029	550	550
2.16% Series 46 notes due 2030	400	400
7.35% Debentures due 2030	400	400
1.69% Series 49 notes due 2031	400	400
2.23% Series 50 notes due 2031	450	450
6.93% Series 2 notes due 2032	500	500
6.35% Series 4 notes due 2034	385	385
5.36% Series 9 notes due 2036	600	600
4.89% Series 12 notes due 2037	400	400
6.03% Series 17 notes due 2039	300	300
5.49% Series 18 notes due 2040	500	500
4.39% Series 23 notes due 2041	300	300
6.59% Series 5 notes due 2043	315	315
4.59% Series 29 notes due 2043	435	435
4.17% Series 32 notes due 2044	350	350
5.00% Series 11 notes due 2046	325	325
3.91% Series 36 notes due 2046	350	350
3.72% Series 38 notes due 2047	450	450
3.63% Series 41 notes due 2049	750	750
2.71% Series 47 notes due 2050	500	500
3.64% Series 44 notes due 2050	250	250
3.10% Series 51 notes due 2051	450	450
4.00% Series 24 notes due 2051	225	225
3.79% Series 26 notes due 2062	310	310
4.29% Series 30 notes due 2064	50	50
Hydro One long-term debt (a)	13,245	13,095

6.6% Senior Secured Bonds due 2023 (Principal amount - $95 million)	97	105
4.6% Note Payable due 2023 (Principal amount - $36 million)	36	37
HOSSM long-term debt (b)	133	142

	13,378	13,237

Add: Net unamortized debt premiums	8	9
Less: Unamortized deferred debt issuance costs	(47)	(50)
Total long-term debt	13,339	13,196
(a) Hydro One long-term debt
At December 31, 2022, long-term debt of $13,245 million (2021 - $13,095 million) was outstanding, the majority of which was issued under Hydro One’s Medium Term Note (MTN) Program. In June 2022, Hydro One filed a short form base shelf prospectus in connection with its MTN Program, which has a maximum authorized principal amount of notes issuable of $4,000 million, expiring in July 2024. At December 31, 2022, $3,250 million remained available for issuance under the MTN Program prospectus.
In 2022, Hydro One issued long-term debt totaling $750 million (2021 - $900 million) and repaid long-term debt of $600 million (2021 - $800 million) under the MTN Program.

25

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2022 and 2021
(b) HOSSM long-term debt
At December 31, 2022, HOSSM long-term debt of $133 million (2021 - $142 million), with a principal amount of $131 million (2021 - $134 million) was outstanding. In 2022, no long-term debt was issued (2021 - $nil), and $3 million (2021 - $4 million) of long-term debt was repaid.
The total long-term debt is presented on the consolidated balance sheets as follows:

As at December 31 (millions of dollars)	2022	2021
Current liabilities:
Long-term debt payable within one year	733	603
Long-term liabilities:
Long-term debt	12,606	12,593
Total long-term debt	13,339	13,196
Principal and Interest Payments
At December 31, 2022, future principal repayments, interest payments, and related weighted-average interest rates were as follows:

	Long-Term Debt Principal Repayments	Interest Payments	Weighted-Average Interest Rate
	(millions of dollars)	(millions of dollars)	(%)
Year 1	731	512	1.7
Year 2	700	507	2.5
Year 3	750	489	2.3
Year 4	500	473	2.8
Year 5	—	467	—
	2,681	2,448	2.3
Years 6-10	3,450	1,976	4.1
Thereafter	7,245	3,663	4.5
	13,376	8,087	3.9
17.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The fair value definition focuses on an exit price, which is the price that would be received in the sale of an asset or the amount that would be paid to transfer a liability.
Hydro One classifies its fair value measurements based on the following hierarchy, as prescribed by the accounting guidance for fair value, which prioritizes the inputs to valuation techniques used to measure fair value into three levels:
Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that Hydro One has the ability to access. An active market for the asset or liability is one in which transactions for the asset or liability occur with sufficient frequency and volume to provide ongoing pricing information.
Level 2 inputs are those other than quoted market prices that are observable, either directly or indirectly, for an asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted market prices that are observable for the asset or liability, such as interest-rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk and default rates. A Level 2 measurement cannot have more than an insignificant portion of the valuation based on unobservable inputs.
Level 3 inputs are any fair value measurements that include unobservable inputs for the asset or liability for more than an insignificant portion of the valuation. A Level 3 measurement may be based primarily on Level 2 inputs.
Non-Derivative Financial Assets and Liabilities
At December 31, 2022 and 2021, the Company’s carrying amounts of cash and cash equivalents, accounts receivable, due from related parties, short-term notes payable, accounts payable, and due to related parties are representative of fair value due to the short-term nature of these instruments.

26

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2022 and 2021
Fair Value Measurements of Long-Term Debt
The fair values and carrying values of the Company’s long-term debt at December 31, 2022 and 2021 are as follows:

	2022	2022	2021	2021
As at December 31 (millions of dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt, including current portion	13,339	12,655	13,196	15,162
Fair Value Measurements of Derivative Instruments
Fair Value Hedges
At December 31, 2022 and 2021, Hydro One had no fair value hedges.
Cash Flow Hedges
At December 31, 2022 and 2021, Hydro One had a total of $800 million in pay-fixed, receive-floating interest-rate swap agreements designated as cash flow hedges. These cash flow hedges are intended to offset the variability of interest rates on the issuances of short-term commercial paper between January 9, 2020 and March 9, 2023.
At December 31, 2022 and 2021, the Company had no derivative instruments classified as undesignated contracts.
Fair Value Hierarchy
The fair value hierarchy of financial assets and liabilities at December 31, 2022 and 2021 is as follows:

As at December 31, 2022 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Derivative instruments (Note 9)
Cash flow hedges, including current portion	5	5	—	5	—

Liabilities:
Long-term debt, including current portion	13,339	12,655	—	12,655	—

As at December 31, 2021 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Liabilities:
Long-term debt, including current portion	13,196	15,162	—	15,162	—
Derivative instruments (Note 14)
Cash flow hedges, including current portion	8	8	—	8	—
	13,204	15,170	—	15,170	—
The fair value of the interest rate swaps designated as cash flow hedges is determined using a discounted cash flow method based on period-end swap yield curves.
The fair value of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.
There were no transfers between any of the fair value levels during the years ended December 31, 2022 or 2021.
Risk Management
Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.
Market Risk
Market risk refers primarily to the risk of loss which results from changes in values, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates, as its regulated return on equity is derived using a formulaic approach that takes anticipated interest rates into account. The Company is not currently exposed to material commodity price risk or material foreign exchange risk.
The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company may utilize interest-rate swaps designated as fair value hedges as a means to manage its interest rate exposure to achieve a lower cost of debt. The Company may also utilize interest-rate derivative instruments, such as cash flow hedges, to manage its exposure to short-term interest rates or to lock in interest-rate levels on forecasted financing.

27

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2022 and 2021
A hypothetical 100 basis point increase in interest rates associated with variable-rate debt would not have resulted in a significant decrease to Hydro One’s net income for the years ended December 31, 2022 and 2021, respectively.
For derivative instruments that are designated and qualify as cash flow hedges, the unrealized gain or loss, after tax, on the derivative instrument is recorded as OCI or OCL and is reclassified to results of operations in the same period during which the hedged transaction affects results of operations. During the year ended December 31, 2022, a $12 million after-tax unrealized gain (2021 - $4 million loss), $17 million before-tax (2021 - $5 million loss), was recorded in OCI, and a $2 million after-tax realized gain (2021 - $8 million loss), $3 million before-tax (2021 - $12 million loss), was reclassified to financing charges. This resulted in an accumulated other comprehensive income (AOCI) of $4 million related to cash flow hedges at December 31, 2022 (2021 - accumulated other comprehensive loss (AOCL) - $6 million). The Company estimates that the amount of AOCI, after tax, related to cash flow hedges to be reclassified to results of operations in the next 12 months is $4 million. Actual amounts reclassified to results of operations depend on the interest rate risk in effect until the derivative contracts mature. For all forecasted transactions, at December 31, 2022, the maximum term over which the Company is hedging exposures to the variability of cash flows is less than three months.
The Pension Plan manages market risk by diversifying investments in accordance with the Pension Plan’s Statement of Investment Policies and Procedures. Interest rate risk arises from the possibility that changes in interest rates will affect the fair value of the Pension Plan’s financial instruments. In addition, changes in interest rates can also impact discount rates which impact the valuation of the pension and post-retirement and post-employment liabilities. Currency risk is the risk that the value of the Pension Plan’s financial instruments will fluctuate due to changes in foreign currencies relative to the Canadian dollar. Other price risk is the risk that the value of the Pension Plan’s investments in equity securities will fluctuate as a result of changes in market prices, other than those arising from interest rate risk or currency risk. All three factors may contribute to changes in values of the Pension Plan investments. See Note 19 - Pension and Post-Retirement and Post-Employment Benefits for further details.
Credit Risk
Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. At December 31, 2022 and 2021, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a material amount of revenue from any single customer. At December 31, 2022 and 2021, there was no material accounts receivable balance due from any single customer.
At December 31, 2022, the Company’s allowance for doubtful accounts was $63 million (2021 - $56 million). The allowance for doubtful accounts reflects the Company's CECL for all accounts receivable balances, which are based on historical overdue balances, customer payments and write-offs. At December 31, 2022, approximately 4% (2021 - 5%) of the Company’s net accounts receivable were outstanding for more than 60 days.
Hydro One manages its counterparty credit risk through various techniques including (i) entering into transactions with highly rated counterparties, (ii) limiting total exposure levels with individual counterparties, (iii) entering into master agreements which enable net settlement and the contractual right of offset, and (iv) monitoring the financial condition of counterparties. The Company monitors current credit exposure to counterparties on both an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the consolidated balance sheets.
Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The maximum credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts in an asset position at the reporting date. At December 31, 2022 and 2021, the counterparty credit risk exposure on the fair value of these interest-rate swap contracts was not material. At December 31, 2022, Hydro One’s credit exposure for all derivative instruments, and applicable payables and receivables, was with two financial institutions with investment grade credit ratings as counterparties.
The Pension Plan manages its counterparty credit risk with respect to bonds by investing in investment-grade corporate and government bonds and with respect to derivative instruments by transacting only with highly rated financial institutions and by ensuring that exposure is diversified across counterparties.
Liquidity Risk
Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term operating liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, and the Operating Credit Facilities. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, and anticipated levels of funds from operations are expected to be sufficient to fund the Company’s operating requirements. The Company's currently available liquidity is also expected to be sufficient to address any reasonably foreseeable impacts that the COVID-19 pandemic may have on the Company’s cash requirements.
In June 2022, Hydro One filed a short form base shelf prospectus in connection with its MTN Program, which has a maximum authorized principal amount of notes issuable of $4,000 million, and expires in July 2024. At December 31, 2022, $3,250 million remained available for issuance under the MTN Program prospectus. See Note 33 - Subsequent Events for long-term debt issued under Hydro One Inc.'s MTN Program subsequent to December 31, 2022.

28

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2022 and 2021
The Pension Plan’s short-term liquidity is provided through cash and cash equivalents, contributions, investment income and proceeds from investment transactions. In the event that investments must be sold quickly to meet current obligations, the majority of the Pension Plan’s assets are invested in securities that are traded in an active market and can be readily disposed of as liquidity needs arise.
18.     CAPITAL MANAGEMENT
The Company’s objectives with respect to its capital structure are to maintain effective access to capital on a long-term basis at reasonable rates, and to deliver appropriate financial returns. In order to ensure ongoing access to capital, the Company targets to maintain strong credit quality. At December 31, 2022 and 2021, the Company’s capital structure was as follows:

As at December 31 (millions of dollars)	2022	2021
Short-term notes payable	1,374	1,045
Long-term debt payable within one year	733	603
Less: cash and cash equivalents	(458)	(499)
	1,649	1,149

Long-term debt	12,606	12,593
Common shares	2,957	2,957
Retained earnings	8,634	8,229
Total capital	25,846	24,928
Hydro One and HOSSM have customary covenants typically associated with long-term debt. Long-term debt and credit facility covenants limit permissible debt to 75% of its total capitalization, limit the ability to sell assets and impose a negative pledge provision, subject to customary exceptions. At December 31, 2022, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.
19.    PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS
Hydro One has a Pension Plan, a DC Plan, a supplementary pension plan (Supplementary Plan), and post-retirement and post-employment benefit plans.
DC Plan
Hydro One established a DC Plan effective January 1, 2016. The DC Plan covers eligible management employees hired on or after January 1, 2016, as well as management employees hired before January 1, 2016 who were not eligible to join the Pension Plan as of September 30, 2015. Members of the DC Plan have an option to contribute 4%, 5% or 6% of their pensionable earnings, with matching contributions by Hydro One up to an annual contribution limit. There is also a Supplementary DC Plan that provides members of the DC Plan with employer contributions beyond the limitations imposed by the Income Tax Act (Canada) in the form of credits to a notional account. Hydro One contributions to the DC Plan for the year ended December 31, 2022 were $3 million (2021 - $2 million).
Pension Plan, Supplementary Plan, and Post-Retirement and Post-Employment Plans
The Pension Plan is a defined benefit contributory plan which covers eligible regular employees of Hydro One and its subsidiaries. The Pension Plan provides benefits based on highest three-year average pensionable earnings. For management employees who commenced employment on or after January 1, 2004, and for the Society of United Professionals (Society)-represented staff hired after November 17, 2005, benefits are based on highest five-year average pensionable earnings. After retirement, pensions are indexed to inflation. Membership in the Pension Plan was closed to management employees who were not eligible to join the Pension Plan as of September 30, 2015. These employees are eligible to join the DC Plan.
Company and employee contributions to the Pension Plan are based on actuarial reports, including valuations performed at least every three years, and actual or projected levels of pensionable earnings, as applicable. The most recent actuarial valuation was performed effective December 31, 2021 and filed on September 26, 2022. Total annual cash Pension Plan employer contributions for 2022 were $89 million (2021 - $62 million). Estimated annual Pension Plan employer contributions for the years 2023, 2024, 2025, 2026 and 2027 are approximately $91 million, $101 million, $103 million, $106 million, and $109 million, respectively.
The Supplementary Plan provides members of the Pension Plan with benefits that would have been earned and payable under the Pension Plan beyond the limitations imposed by the Income Tax Act (Canada). The Supplementary Plan obligation is included with other post-retirement and post-employment benefit obligations on the consolidated balance sheets.
Hydro One recognizes the overfunded or underfunded status of the Pension Plan, and post-retirement and post-employment benefit plans (Plans) as an asset or liability on its consolidated balance sheets, with offsetting regulatory assets and liabilities as appropriate. The overfunded benefit asset and underfunded benefit obligations for the Plans, in the absence of regulatory

29

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2022 and 2021
accounting, would be recognized in AOCI. The impact of changes in assumptions used to measure pension and post-retirement benefit obligations is generally recognized over the expected average remaining service period of the employees and using the corridor approach for the post-retirement benefit plan. For post-employment benefit plan, the impact of changes in assumptions are recognized immediately in the net periodic benefit cost. The measurement date for the Plans is December 31.
The following tables provide the components of the unfunded status of the Company's Plans at December 31, 2022 and 2021:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Year ended December 31 (millions of dollars)	2022	2021	2022	2021
Change in projected benefit obligation
Projected benefit obligation, beginning of year	9,358	9,763	1,846	1,841
Current service cost	214	240	63	65
Employee contributions	63	61	—	—
Interest cost	283	257	57	51
Benefits paid	(402)	(392)	(51)	(47)
Net actuarial loss	(1,970)	(571)	(493)	(98)
Transfers from other plans[1]	—	—	8	34
Projected benefit obligation, end of year	7,546	9,358	1,430	1,846

Change in plan assets
Fair value of plan assets, beginning of year	8,645	8,103	—	—
Actual return on plan assets	(470)	834	—	—
Benefits paid	(402)	(392)	(51)	(47)
Employer contributions	89	62	51	47
Employee contributions	63	61	—	—
Administrative expenses	(21)	(23)	—	—
Fair value of plan assets, end of year	7,904	8,645	—	—

Unfunded (funded) status	(358)	713	1,430	1,846
1 See below for information related to the transfer from other plans in 2021 as well as future transfers from other plans for employees transferred in 2021 and 2022.
Future Transfers from Other Plans
Hydro One and Inergi LP agreed to transfer the employment of certain Inergi LP employees (Transferred Employees) to Hydro One Networks. Employees related to the Information Technology Operations, Finance and Accounting, Payroll, Source to Pay, Settlements and certain Shared Services functions were transferred over a period ending January 1, 2022. The Transferred Employees who were participants in the Inergi LP Pension Plan (Inergi Plan) became participants in the Hydro One Pension Plan upon transfer to Hydro One Networks. In December 2022, approval was granted by the Financial Services Regulatory Authority of Ontario to transfer the assets and liabilities of the Inergi Plan, however, the assets and liabilities have not yet been transferred to the Hydro One Pension Plan. The values of assets and liabilities of the Inergi Plan to be transferred to the Plan will be determined at the date of transfer, which is expected to occur in Q1 or Q2 2023. Inergi and Hydro One Networks also agreed to transfer OPEB liabilities related to the Transferred Employees to Hydro One’s post-retirement and post-employment benefit plans.
On March 1, 2021, Transferred Employees associated with information technology operations (ITO Employees) transferred to Hydro One Networks, and the transfer of the OPEB liability of $28 million related to the ITO Employees was completed. The liability was recorded as a post-retirement and post-employment benefit liability with an offset to OCL, and cash totaling $27 million was transferred to Hydro One and recorded as an asset with an offset to OCI. Both, the OCI resulting from the transfer of the cash asset and the OCL resulting from the transfer of the other post-retirement benefit liability are being recognized in net income over the expected average remaining service lifetime (EARSL) of the ITO Employees.
On November 1, 2021, Transferred Employees associated with source to pay operations (S2P Employees) transferred to Hydro One Networks, and the transfer of the OPEB liability of $6 million related to the S2P Employees was completed. The liability was recorded as a post-retirement and post-employment benefit liability with an offset to OCL, and cash totaling $6 million was transferred to Hydro One and recorded as an asset with an offset to OCI. Both, the OCI resulting from the transfer of the cash asset and the OCL resulting from the transfer of the other post-retirement benefit liability are being recognized in net income over the EARSL of the S2P Employees.
The transfer of Finance and Accounting, Payroll and certain Shared Services functions occurred on January 1, 2022 and the transfer of the OPEB liability of $9 million related to these Employees was completed in the first quarter. The liability was recorded as a post-retirement and post-employment benefit liability with an offset to OCL, and cash totaling $10 million was transferred to Hydro One and recorded as an asset with an offset to OCI. Both the OCI resulting from the transfer of the cash asset and the OCL resulting from the transfer of the other post-retirement benefit liability are being recognized in net income over the EARSL of the Finance and Accounting, Payroll and certain Shared Services employees.

30

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2022 and 2021
Hydro One presents its benefit obligations and plan assets net on its consolidated balance sheets as follows:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
As at December 31 (millions of dollars)	2022	2021	2022	2021
Other assets[1]	9	10	—	—
Deferred pension assets	358	—	—	—
Accrued liabilities	—	—	66	62
Pension benefit liability	—	713	—	—
Post-retirement and post-employment benefit liability	—	—	1,364	1,784
Net unfunded (funded) status	(367)	703	1,430	1,846
1 Represents the funded status of HOSSM defined benefit pension plan.
The funded or unfunded status of the Plans refers to the difference between the fair value of plan assets and the PBO for the Plans. The funded/unfunded status changes over time due to several factors, including contribution levels, assumed discount rates and actual returns on plan assets.
The following table provides the PBO, accumulated benefit obligation (ABO) and fair value of plan assets for the Pension Plan:

As at December 31 (millions of dollars)	2022	2021
PBO	7,546	9,358
ABO	7,002	8,451
Fair value of plan assets	7,904	8,645
On an ABO basis, the Pension Plan was funded at 113% as at December 31, 2022 (2021 - 102%). On a PBO basis, the Pension Plan was funded at 105% at December 31, 2022 (2021 - 92%). The ABO differs from the PBO in that the ABO includes no assumption about future compensation levels.
Components of Net Periodic Benefit Costs
The following table provides the components of the net periodic benefit costs for the years ended December 31, 2022 and 2021 for the Pension Plan:

Year ended December 31 (millions of dollars)	2022	2021
Current service cost	214	240
Interest cost	283	257
Expected return on plan assets, net of expenses	(507)	(430)
Prior service cost amortization	2	2
Amortization of actuarial losses	61	125
Net periodic benefit costs	53	194

Charged to results of operations[1]	34	26
1    The Company accounts for pension costs consistent with their inclusion in OEB-approved rates. During the year ended December 31, 2022, pension costs of $87 million (2021 - $73 million) were attributed to labour, of which $34 million (2021 - $26 million) was charged to operations, and $53 million (2021 - $47 million) was capitalized as part of the cost of property, plant and equipment and intangible assets.
The following table provides the components of the net periodic benefit costs for the years ended December 31, 2022 and 2021 for the post-retirement and post-employment benefit plans:

Year ended December 31 (millions of dollars)	2022	2021
Current service cost	63	65
Interest cost	57	51
Prior service cost amortization	11	7
Amortization of actuarial losses	(8)	(2)
Net periodic benefit costs	123	121

Charged to results of operations[1,2]	70	63
1    The Company accounts for post-retirement and post-employment costs consistent with their inclusion in OEB-approved rates. During the year ended December 31, 2022, post-retirement and post-employment costs of $123 million (2021 - $121 million) were attributed to labour, of which $70 million (2021 - $63 million) was charged to operations, $15 million (2021 - $14 million) was recorded in the Hydro One Networks distribution post-retirement and post-employment benefits non-service cost regulatory asset, and $38 million (2021 - $44 million) was capitalized as part of the cost of property, plant and equipment and intangible assets.
2     In the 2020-2022 Transmission Decision, the OEB approved the recovery of the non-service cost component of post-retirement and post-employment benefits as part of operation, maintenance and administration costs for the Company's transmission business. These costs were previously capitalized and recovered through rate base. As a result, during the year ended December 31, 2022, additional other post-retirement and post-employment costs of $14 million (2021 - $14 million) attributed to labour were charged to operations.

31

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2022 and 2021
Assumptions
The measurement of the obligations of the Plans and the costs of providing benefits under the Plans involves various factors, including the development of valuation assumptions and accounting policy elections. When developing the required assumptions, the Company considers historical information as well as future expectations. The measurement of benefit obligations and costs is impacted by several assumptions including the discount rate applied to benefit obligations, the long-term expected rate of return on plan assets, Hydro One’s expected level of contributions to the Plans, the incidence of mortality, the expected remaining service period of plan participants, the level of compensation and rate of compensation increases, employee age, length of service, and the anticipated rate of increase of health care costs, among other factors. The impact of changes in assumptions used to measure the obligations of the Plans is generally recognized over the expected average remaining service period of the plan participants. In selecting the expected rate of return on plan assets, Hydro One considers historical economic indicators that impact asset returns, as well as expectations regarding future long-term capital market performance, weighted by target asset class allocations. In general, equity securities, real estate and private equity investments are forecasted to have higher returns than fixed-income securities.
The following weighted average assumptions were used to determine the benefit obligations at December 31, 2022 and 2021:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Year ended December 31	2022	2021	2022	2021
Significant assumptions:
Weighted average discount rate	5.06%	3.00%	5.07%	3.04%
Rate of compensation scale escalation (long-term)	2.50%	2.25%	2.50%	2.25%
Rate of cost of living increase	2.00%	1.75%	2.00%	1.75%
Rate of increase in health care cost trends[1]	—	—	4.19%	3.97%
1 5.02% per annum in 2023, grading down to 4.19% per annum in and after 2031 (2021 - 4.88% per annum in 2022, grading down to 3.97% per annum in and after 2031)
The following weighted average assumptions were used to determine the net periodic benefit costs for the years ended December 31, 2022 and 2021. Assumptions used to determine current year-end benefit obligations are the assumptions used to estimate the subsequent year’s net periodic benefit costs.

Year ended December 31	2022	2021
Pension Benefits:
Weighted average expected rate of return on plan assets	6.00%	5.40%
Weighted average discount rate	3.00%	2.60%
Rate of compensation scale escalation (long-term)	2.25%	2.25%
Rate of cost of living increase	1.75%	1.75%
Average remaining service life of employees (years)	14	14

Post-Retirement and Post-Employment Benefits:
Weighted average discount rate	3.04%	2.60%
Rate of compensation scale escalation (long-term)	2.25%	2.25%
Rate of cost of living increase	1.75%	1.75%
Average remaining service life of employees (years)	14.9	15.3
Rate of increase in health care cost trends[1]	3.97%	3.70%
1 4.88% per annum in 2022, grading down to 3.97% per annum in and after 2031 (2021 - 4.74% per annum in 2021, grading down to 3.70% per annum in and after 2031)
The discount rate used to determine the current year pension obligation and the subsequent year’s net periodic benefit costs is based on a yield curve approach. Under the yield curve approach, expected future benefit payments for each plan are discounted by a rate on a third-party bond yield curve corresponding to each duration. The yield curve is based on “AA” long-term corporate bonds. A single discount rate is calculated that would yield the same present value as the sum of the discounted cash flows.
The following approximate life expectancies were used in the mortality assumptions to determine the PBO for the pension and post-retirement and post-employment plans at December 31, 2022 and 2021:

As at December 31	2022	2021
Life expectancy at age 65 for a member currently at:	(years)	(years)
Age 65 - male	23	23
Age 65 - female	25	25
Age 45 - male	24	24
Age 45 - female	26	26

32

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2022 and 2021
Estimated Future Benefit Payments
At December 31, 2022, estimated future benefit payments to the participants of the Plans were:

(millions of dollars)	Pension Benefits	Post-Retirement and Post-Employment Benefits
2023	395	67
2024	405	68
2025	414	70
2026	420	71
2027	424	71
2028 through to 2032	2,187	368
Total estimated future benefit payments through to 2032	4,245	715
Components of Regulatory Accounts
A portion of actuarial gains and losses and prior service costs is recorded within regulatory accounts on Hydro One’s consolidated balance sheets to reflect the expected regulatory inclusion of these amounts in future rates, which would otherwise be recorded in OCI. These amounts are reflected in the following table:

Year ended December 31 (millions of dollars)	2022	2021
Pension Benefits:
Net actuarial gain for the year	(972)	(891)
Amortization of actuarial losses	(61)	(124)
Amortization of prior service cost	(2)	(2)
	(1,035)	(1,017)

Post-Retirement and Post-Employment Benefits:
Actuarial gain for the year	(471)	(91)
Amortization of actuarial losses	(2)	(3)
	(473)	(94)
The following table provides the components of regulatory accounts that have not been recognized as components of net periodic benefit costs for the years ended December 31, 2022 and 2021:

Year ended December 31 (millions of dollars)	2022	2021
Pension Benefits:
Actuarial loss (gain)	(358)	713

Post-Retirement and Post-Employment Benefits:
Actuarial gain	(506)	(33)

Pension Plan Assets
Investment Strategy
On a regular basis, Hydro One evaluates its investment strategy to ensure that Pension Plan assets will be sufficient to pay Pension Plan benefits when it comes due. As part of this ongoing evaluation, Hydro One may make changes to its targeted asset allocation and investment strategy. The Pension Plan is managed at a net asset level. The main objective of the Pension Plan is to sustain a certain level of net assets in order to meet the pension obligations of the Company. The Pension Plan fulfils its primary objective by adhering to specific investment policies outlined in its Statement of Investment Policies and Procedures (SIPP), which is reviewed and approved annually by the Human Resource Committee of Hydro One’s Board of Directors. The Company manages net assets by engaging external investment managers who are charged with the fiduciary responsibility of investing existing funds and new funds (current year’s employee and employer contributions) in accordance with the approved SIPP. The performance of the underlying investment managers is monitored through a governance structure. Increases in net assets are a direct result of investment income generated by investments held by the Pension Plan and contributions to the Pension Plan by eligible employees and by the Company. The main use of net assets is for benefit payments to eligible Pension Plan members.

33

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2022 and 2021
Pension Plan Asset Mix
At December 31, 2022, the Pension Plan actual weighted average, target, and range asset allocations were as follows:

	Actual (%)	Target Allocation (%)	Range Allocation (%)
Equity securities	48	40	25 - 55
Debt securities	33	35	30 - 40
Real Estate and Infrastructure	19	25	0 - 35
	100	100
At December 31, 2022, the Pension Plan held $21 million (2021 - $22 million) Hydro One corporate bonds and $425 million (2021 - $603 million) of debt securities of the Province.
Concentrations of Credit Risk
Hydro One evaluated its Pension Plan’s asset portfolio for the existence of significant concentrations of credit risk as at December 31, 2022 and 2021. Concentrations that were evaluated include, but are not limited to, investment concentrations in a single entity, concentrations in a type of industry, and concentrations in individual funds. At December 31, 2022 and 2021, there were no significant concentrations (defined as greater than 10% of plan assets) of risk in the Pension Plan’s assets.
The Pension Plan's Statement of Investment Beliefs and Guidelines provides guidelines and restrictions for eligible investments taking into account credit ratings, maximum investment exposure and other controls in order to limit the impact of this risk. The Pension Plan manages its counterparty credit risk with respect to bonds by investing in investment-grade and government bonds and with respect to derivative instruments by transacting only with highly rated financial institutions, and also by ensuring that exposure is diversified across counterparties. The risk of default on transactions in listed securities is considered minimal, as the trade will fail if either party to the transaction does not meet its obligation.
Fair Value Measurements
The following tables present the Pension Plan assets and liabilities measured and recorded at fair value on a recurring basis and their level within the fair value hierarchy at December 31, 2022 and 2021:

As at December 31, 2022 (millions of dollars)	Level 1	Level 2	Level 3	Total
Pooled funds	—	26	2,315	2,341
Cash and cash equivalents	233	—	—	233
Short-term securities	—	116	—	116
Derivative instruments	—	—	—	—
Corporate shares - Canadian	139	—	—	139
Corporate shares - Foreign	2,702	204	—	2,906
Bonds and debentures - Canadian	—	2,044	—	2,044
Bonds and debentures - Foreign	—	84	—	84
Total fair value of plan assets[1]	3,074	2,474	2,315	7,863

Derivative instruments	—	1	—	1
Total fair value of plan liabilities[1]	—	1	—	1
1 At December 31, 2022, the total fair value of Pension Plan assets and liabilities excludes $44 million of interest and dividends receivable, $5 million of pension administration expenses payable, $2 million of taxes payable, $3 million receivable from participants, $4 million of sold investments receivable, and $2 million of purchased investments payable.

As at December 31, 2021 (millions of dollars)	Level 1	Level 2	Level 3	Total
Pooled funds	—	21	1,937	1,958
Cash and cash equivalents	144	—	—	144
Short-term securities	—	86	—	86
Derivative instruments	—	2	—	2
Corporate shares - Canadian	167	—	—	167
Corporate shares - Foreign	3,412	258	—	3,670
Bonds and debentures - Canadian	—	2,491	—	2,491
Bonds and debentures - Foreign	—	97	—	97
Total fair value of plan assets[1]	3,723	2,955	1,937	8,615

Derivative instruments	—	1	—	1
Total fair value of plan liabilities[1]	—	1	—	1
1 At December 31, 2021, the total fair value of Pension Plan assets and liabilities excludes $39 million of interest and dividends receivable, $5 million of pension administration expenses payable, $2 million of taxes payable, $4 million payable to participants, $6 million of sold investments receivable, and $3 million of purchased investments payable.

34

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2022 and 2021
See Note 17 - Fair Value of Financial Instruments and Risk Management for a description of levels within the fair value hierarchy.
Changes in the Fair Value of Financial Instruments Classified in Level 3
The following table summarizes the changes in fair value of financial instruments classified in Level 3 for the years ended December 31, 2022 and 2021. The Pension Plan classifies financial instruments as Level 3 when the fair value is measured based on at least one significant input that is not observable in the markets or due to lack of liquidity in certain markets. The gains and losses presented in the table below could, therefore, include changes in fair value based on both observable and unobservable inputs. The Level 3 financial instruments are comprised of pooled funds whose valuations are provided by the investment managers. Sensitivity analysis is not provided as the underlying assumptions used by the investment managers are not available.

Year ended December 31 (millions of dollars)	2022	2021
Fair value, beginning of year	1,937	1,429
Realized and unrealized gains	128	307
Purchases	336	308
Sales and disbursements	(86)	(107)
Fair value, end of year	2,315	1,937
There were no significant transfers between any of the fair value levels during the years ended December 31, 2022 and 2021.
Valuation Techniques Used to Determine Fair Value
Pooled funds mainly consist of private equity, real estate infrastructure and private debt investments. Private equity investments represent private equity funds that invest in operating companies that are not publicly traded on a stock exchange. Investment strategies in private equity include limited partnerships in businesses that are characterized by high internal growth and operational efficiencies, venture capital, leveraged buyouts and special situations such as distressed investments. Real estate and infrastructure investments represent funds that invest in real assets which are not publicly traded on a stock exchange. Investment strategies in real estate include limited partnerships that seek to generate a total return through income and capital growth by investing primarily in global and Canadian limited partnerships. Investment strategies in infrastructure include limited partnerships in core infrastructure assets focusing on assets that are expected to generate stable, long-term cash flows and deliver incremental returns relative to conventional fixed-income investments. Private equity, real estate and infrastructure valuations are reported by the fund manager and are based on the valuation of the underlying investments which includes inputs such as cost, operating results, discounted future cash flows and market-based comparable data. Private debt valuations are reported by the fund manager. Private debt is credit that is extended to companies on a bilaterally negotiated basis. It is not readily marketable and takes a wide range of forms, such as senior secured and unsecured loans, infrastructure project financing, investments secured by real estate assets, and securitized lease/loan obligations supported by a pool of assets. Since these valuation inputs are not highly observable, private equity, real estate infrastructure and private debt investments have been categorized as Level 3 within pooled funds.
Cash equivalents consist of demand cash deposits held with banks and cash held by the investment managers. Cash equivalents are categorized as Level 1.
Short-term securities are valued at cost plus accrued interest, which approximates fair value due to their short-term nature. Short-term securities are categorized as Level 2.
Derivative instruments are used to hedge the Pension Plan’s foreign currency exposure back to Canadian dollars. The notional principal amount of contracts outstanding as at December 31, 2022 was $355 million (2021 - $414 million), the most significant currencies being hedged against the Canadian dollar are the United States dollar, euro, British pound sterling, Swedish krona and Japanese yen. The net realized loss on contracts for the year ended December 31, 2022 was $4 million (2021 - $2 million net realized gain). The terms to maturity of the forward exchange contracts at December 31, 2022 are within three months. The fair value is determined using standard interpolation methodology primarily based on the World Markets exchange rates. Derivative instruments are categorized as Level 2.
Corporate shares are valued based on quoted prices in active markets and are categorized as Level 1. Corporate shares which are valued based on quoted prices in active markets, but held within a pension investment holding company, are categorized as Level 2. Investments denominated in foreign currencies are translated into Canadian currency at year-end rates of exchange.
Bonds and debentures are presented at published closing trade quotations, and are categorized as Level 2.

35

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2022 and 2021
20.    ENVIRONMENTAL LIABILITIES
The following tables show the movements in environmental liabilities for the years ended December 31, 2022 and 2021:

Year ended December 31, 2022 (millions of dollars)	PCB	LAR	Total
Environmental liabilities - beginning	68	54	122
Interest accretion	1	—	1
Expenditures	(40)	(6)	(46)
Revaluation adjustment	20	(4)	16
Environmental liabilities - ending	49	44	93
Less: current portion	(20)	(5)	(25)
	29	39	68

Year ended December 31, 2021 (millions of dollars)	PCB	LAR	Total
Environmental liabilities - beginning	76	57	133
Interest accretion	1	—	1
Expenditures	(24)	(6)	(30)
Revaluation adjustment	15	3	18
Environmental liabilities - ending	68	54	122
Less: current portion	(27)	(7)	(34)
	41	47	88
The following tables show the reconciliation between the undiscounted basis of the environmental liabilities and the amount recognized on the consolidated balance sheets after factoring in the discount rate:

As at December 31, 2022 (millions of dollars)	PCB	LAR	Total
Undiscounted environmental liabilities	50	44	94
Less: discounting environmental liabilities to present value	(1)	—	(1)
Discounted environmental liabilities	49	44	93

As at December 31, 2021 (millions of dollars)	PCB	LAR	Total
Undiscounted environmental liabilities	70	54	124
Less: discounting environmental liabilities to present value	(2)	—	(2)
Discounted environmental liabilities	68	54	122
At December 31, 2022, the estimated future environmental expenditures were as follows:

(millions of dollars)
2023	25
2024	25
2025	14
2026	2
2027	2
Thereafter	26
94
Hydro One records a liability for the estimated future expenditures for LAR and for the phase-out and destruction of PCB-contaminated mineral oil removed from electrical equipment when it is determined that future environmental remediation expenditures are probable under existing statute or regulation and the amount of the future expenditures can be reasonably estimated.
There are uncertainties in estimating future environmental costs due to potential external events such as changes in legislation or regulations, and advances in remediation technologies. In determining the amounts to be recorded as environmental liabilities, the Company estimates the current cost of completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. A long-term inflation rate assumption of approximately 2% has been used to express these current cost estimates as estimated future expenditures. Future expenditures have been discounted using factors ranging from approximately 2.0% to 6.3% (2021 - 2.0% to 6.3%) depending on the appropriate rate for the period when expenditures are expected to be incurred. All factors used in estimating the Company’s environmental liabilities represent management’s best estimates of the present value of costs required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company’s current assumptions. In addition, with respect to the PCB environmental liability, the availability of critical resources such as skilled labour and replacement assets and the ability to take maintenance outages in critical facilities may influence the timing of expenditures.

36

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2022 and 2021
PCBs
The Environment Canada regulations, enacted under the Canadian Environmental Protection Act, 1999, govern the management, storage and disposal of PCBs based on certain criteria, including type of equipment, in-use status, and PCB-contamination thresholds. Under current regulations, Hydro One’s PCBs have to be disposed of by the end of 2025, with the exception of specifically exempted equipment. Contaminated equipment will generally be replaced, or will be decontaminated by removing PCB-contaminated insulating oil and retro filling with replacement oil that contains PCBs in concentrations of less than 2 ppm.
At December 31, 2022, the Company’s best estimate of the total estimated future expenditures to comply with current PCB regulations was $50 million (2021 - $70 million). These expenditures are expected to be incurred over the period from 2023 to 2025. As a result of its annual review of environmental liabilities, the Company recorded a revaluation adjustment in 2022 to increase the PCB environmental liability by $20 million (2021 - $15 million).
LAR
At December 31, 2022, the Company’s best estimate of the total estimated future expenditures to complete its LAR program was $44 million (2021 - $54 million). These expenditures are expected to be incurred over the period from 2023 to 2049. As a result of its annual review of environmental liabilities, the Company recorded a revaluation adjustment in 2022 to decrease the LAR environmental liability by $4 million (2021 - increase of $3 million).
21.    ASSET RETIREMENT OBLIGATIONS
Hydro One records a liability for the estimated future expenditures for the removal and disposal of asbestos-containing materials installed in some of its facilities, as well as for the estimated expenditure for the future decommissioning and removal of some diesel generating stations and related assets operated by its subsidiary, Hydro One Remotes.
Asset retirement obligations, which represent legal obligations associated with the retirement of certain tangible long-lived assets, are computed as the present value of the projected expenditures for the future retirement of specific assets and are recognized in the period in which the liability is incurred, if a reasonable estimate can be made. If the asset remains in service at the recognition date, the present value of the liability is added to the carrying amount of the associated asset in the period the liability is incurred and this additional carrying amount is depreciated over the remaining life of the asset. If an asset retirement obligation is recorded in respect of an out-of-service asset, the asset retirement cost is charged to results of operations. Subsequent to the initial recognition, the liability is adjusted for any revisions to the estimated future cash flows associated with the asset retirement obligation, which can occur due to a number of factors including, but not limited to, cost escalation, changes in technology applicable to the assets to be retired, changes in legislation or regulations, as well as for accretion of the liability due to the passage of time until the obligation is settled. Depreciation expense is adjusted prospectively for any increases or decreases to the carrying amount of the associated asset.
Some of the Company’s transmission and distribution assets, particularly those located on unowned easements and rights-of-way, may have asset retirement obligations, conditional or otherwise. The majority of the Company’s easements and rights-of-way are either of perpetual duration or are automatically renewed annually. Land rights with finite terms are generally subject to extension or renewal. As the Company expects to use the majority of its facilities in perpetuity, no asset retirement obligations have been recorded for these assets. If, at some future date, a particular facility is shown not to meet the perpetuity assumption, it will be reviewed to determine whether an estimable asset retirement obligation exists. In such a case, an asset retirement obligation would be recorded at that time.
In determining the amounts to be recorded as asset retirement obligations, the Company estimates the current fair value for completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. A long-term inflation assumption of approximately 2% has been used to express these current cost estimates as estimated future expenditures. Future expenditures have been discounted using factors ranging from approximately 2.0% to 4.0% (2021 - 2.0% to 4.0%) depending on the appropriate rate for the period when expenditures are expected to be incurred. All factors used in estimating the Company’s asset retirement obligations represent management’s best estimates of the cost required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company’s current assumptions. Asset retirement obligations are reviewed annually or more frequently if significant changes in regulations or other relevant factors occur. Estimate changes are accounted for prospectively. During the year, the Company recorded an asset retirement obligation associated with the decommissioning and removal of diesel generating stations within the Hydro One Remotes operating territory. As a result of its annual review of asset retirement obligations, the Company also recorded a revaluation adjustment in 2022 to increase the asset retirement obligations related to the removal and disposal of asbestos-containing materials installed in some of its facilities by $3 million (2021 - no revaluation adjustment to the asset retirement obligations was recorded).
At December 31, 2022, Hydro One had recorded a total asset retirement obligation of $28 million (2021 - $14 million), primarily consisting of the estimated future expenditures associated with the removal and disposal of asbestos-containing materials

37

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2022 and 2021
installed in some of its facilities of $17 million (2021 - $14 million), and the decommissioning and removal of diesel generating stations of $11 million.
22.    LEASES
Hydro One has operating lease contracts for buildings used in administrative and service-related functions and storing telecommunications equipment. These leases have terms between three and eight years with renewal options of additional three- to five-year terms at prevailing market rates at the time of extension. All leases include a clause to enable upward revision of the rental charge on an annual basis or on renewal according to prevailing market conditions or pre-established rents. There are no restrictions placed upon Hydro One by entering into these leases. Renewal options are included in the lease term when their exercise is reasonably certain. Other information related to the Company's operating leases was as follows:

Year ended December 31 (millions of dollars)	2022	2021
Lease expense	10	13
Lease payments made	13	13

As at December 31	2022	2021
Weighted-average remaining lease term[1] (years)	5	6
Weighted-average discount rate	2.4%	2.3%
1 Includes renewal options that are reasonably certain to be exercised.
At December 31, 2022, future minimum operating lease payments were as follows:

(millions of dollars)
2023	12
2024	11
2025	9
2026	9
2027	8
Thereafter	7
Total undiscounted minimum lease payments	56
Less: discounting minimum lease payments to present value	(4)
Total discounted minimum lease payments	52
At December 31, 2021, future minimum operating lease payments were as follows:

(millions of dollars)
2022	14
2023	10
2024	9
2025	7
2026	7
Thereafter	13
Total undiscounted minimum lease payments	60
Less: discounting minimum lease payments to present value	(4)
Total discounted minimum lease payments	56
Hydro One presents its ROU assets and lease obligations on the consolidated balance sheets as follows:

As at December 31 (millions of dollars)	2022	2021
Other long-term assets (Note 13)	53	53
Accounts payable and other current liabilities (Note 14)	11	12
Other long-term liabilities (Note 15)	42	44

38

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2022 and 2021
23.    SHARE CAPITAL
Common Shares
The Company is authorized to issue an unlimited number of common shares. At December 31, 2022 and 2021, the Company had 142,239 common shares issued and outstanding.
Preferred Shares
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At December 31, 2022 and 2021, the Company had no preferred shares issued and outstanding.
24.     DIVIDENDS
In 2022, common share dividends in the amount of $652 million (2021 - $620 million) were declared and paid. See Note 33 - Subsequent Events for dividends declared subsequent to December 31, 2022.
25.    EARNINGS PER COMMON SHARE
Basic and diluted earnings per common share is calculated by dividing net income attributable to common shareholder of Hydro One by the weighted-average number of common shares outstanding. The weighted-average number of common shares outstanding at December 31, 2022 and 2021 were 142,239. There were no dilutive securities during 2022 and 2021.
26.    STOCK-BASED COMPENSATION
The following compensation plans were established by Hydro One Limited, however they represent components of compensation costs of Hydro One in current and future periods.
Share Grant Plans
Hydro One Limited has two share grant plans (Share Grant Plans), one for the benefit of certain members of the Power Workers’ Union (PWU) (PWU Share Grant Plan) and one for the benefit of certain members of the Society (Society Share Grant Plan). Hydro One and Hydro One Limited entered into an intercompany agreement, such that Hydro One will pay Hydro One Limited for the compensation costs associated with these plans.
The PWU Share Grant Plan provides for the issuance of common shares of Hydro One Limited from treasury to certain eligible members of the PWU annually, commencing on April 1, 2017 and continuing until the earlier of April 1, 2028 or the date an eligible employee no longer meets the eligibility criteria of the PWU Share Grant Plan. To be eligible, an employee must be a member of the Pension Plan on April 1, 2015, be employed on the date annual share issuance occurs and continue to have under 35 years of service. The requisite service period for the PWU Share Grant Plan began on July 3, 2015, which is the date the share grant plan was ratified by the PWU. The number of common shares issued annually to each eligible employee will be equal to 2.7% of such eligible employee’s salary as at April 1, 2015, divided by $20.50, being the price of the common shares of Hydro One Limited in the Initial Public Offering (IPO). The aggregate number of Hydro One Limited common shares issuable under the PWU Share Grant Plan shall not exceed 3,981,763 common shares. In 2015, 3,952,212 Hydro One Limited common shares were granted under the PWU Share Grant Plan relevant to the total share-based compensation recognized by Hydro One.
The Society Share Grant Plan provides for the issuance of common shares of Hydro One Limited from treasury to certain eligible members of the Society annually, commencing on April 1, 2018 and continuing until the earlier of April 1, 2029 or the date an eligible employee no longer meets the eligibility criteria of the Society Share Grant Plan. To be eligible, an employee must be a member of the Pension Plan on September 1, 2015, be employed on the date annual share issuance occurs and continue to have under 35 years of service. Therefore, the requisite service period for the Society Share Grant Plan began on September 1, 2015. The number of common shares issued annually to each eligible employee will be equal to 2.0% of such eligible employee’s salary as at September 1, 2015, divided by $20.50, being the price of the common shares of Hydro One Limited in the IPO. The aggregate number of Hydro One Limited common shares issuable under the Society Share Grant Plan shall not exceed 1,434,686 common shares. In 2015, 1,367,158 Hydro One Limited common shares were granted under the Society Share Grant Plan relevant to the total share-based compensation recognized by Hydro One.
The fair value of the Hydro One Limited 2015 share grants of $111 million was estimated based on the grant date Hydro One Limited share price of $20.50 and is recognized using the graded-vesting attribution method as the share grant plans have both a performance condition and a service condition. In 2022, 382,156 common shares of Hydro One Limited (2021 - 410,575) were issued under the Share Grant Plans to eligible employees of Hydro One. Total share-based compensation recognized during 2022 was $4 million (2021 - $5 million) and was recorded as a regulatory asset.

39

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2022 and 2021
A summary of share grant activity under the Share Grant Plans during the years ended December 31, 2022 and 2021 is presented below:

Year ended December 31, 2022	Share Grants (number of common shares)	Weighted-Average Price
Share grants outstanding - beginning	2,616,351	$20.50
Vested and issued[1]	(382,156)	—
Forfeited	(82,617)	$20.50
Share grants outstanding - ending	2,151,578	$20.50
1    In 2022, Hydro One Limited issued 382,156 common shares from treasury to eligible Hydro One employees in accordance with provisions of the Share Grant Plans. In accordance with the intercompany agreement between Hydro One and Hydro One Limited, Hydro One made payments to Hydro One Limited for the common shares issued.

Year ended December 31, 2021	Share Grants (number of common shares)	Weighted-Average Price
Share grants outstanding - beginning	3,100,165	$20.50
Vested and issued[1]	(410,575)	—
Forfeited	(73,239)	$20.50
Share grants outstanding - ending	2,616,351	$20.50
1    In 2021, Hydro One Limited issued 410,575 common shares from treasury to eligible Hydro One employees in accordance with provisions of the Share Grant Plans. In accordance with the intercompany agreement between Hydro One and Hydro One Limited, Hydro One made payments to Hydro One Limited for the common shares issued.
Directors' DSU Plan
Under the Directors’ DSU Plan, directors can elect to receive credit for their annual cash retainer in a notional account of DSUs in lieu of cash. Hydro One Limited’s Board of Directors may also determine from time to time that special circumstances exist that would reasonably justify the grant of DSUs to a director as compensation in addition to any regular retainer or fee to which the director is entitled. Each DSU represents a unit with an underlying value equivalent to the value of one common share of Hydro One Limited and is entitled to accrue Hydro One Limited common share dividend equivalents in the form of additional DSUs at the time dividends are paid, subsequent to declaration by Hydro One Limited’s Board of Directors.
A summary of DSU awards activity under the Directors' DSU Plan during the years ended December 31, 2022 and 2021 is presented below:

Year ended December 31 (number of DSUs)	2022	2021
DSUs outstanding - beginning	80,813	65,240
Granted	19,126	20,888
Settled	—	(5,315)
DSUs outstanding - ending	99,939	80,813
For the year ended December 31, 2022, an expense of less than $1 million (2021 - $1 million) was recognized in earnings with respect to the Directors' DSU Plan. At December 31, 2022, a liability of $4 million (2021 - $3 million) related to Directors' DSUs has been recorded at the closing price of Hydro One Limited common shares of $36.27. This liability is included in other long-term liabilities on the consolidated balance sheets.
Management DSU Plan
Under the Management DSU Plan, eligible executive employees can elect to receive a specified proportion of their annual short-term incentive in a notional account of DSUs in lieu of cash. Each DSU represents a unit with an underlying value equivalent to the value of one common share of the Company and is entitled to accrue common share dividend equivalents in the form of additional DSUs at the time dividends are paid, subsequent to declaration by Hydro One’s Board of Directors.
A summary of DSU awards activity under the Management DSU Plan during the years ended December 31, 2022 and 2021 is presented below:

Year ended December 31 (number of DSUs)	2022	2021
DSUs outstanding - beginning	90,240	61,880
Granted	37,524	28,360
Paid	(9,259)	—
DSUs outstanding - ending	118,505	90,240
For the year ended December 31, 2022, an expense of $1 million (2021 - $1 million) was recognized in earnings with respect to the Management DSU Plan. At December 31, 2022, a liability of $4 million (2021 - $3 million) related to Management DSUs has

40

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2022 and 2021
been recorded at the closing price of Hydro One Limited common shares of $36.27. This liability is included in other long-term liabilities on the consolidated balance sheets.
Employee Share Ownership Plan
In 2015, Hydro One Limited established Employee Share Ownership Plans (ESOP) for certain eligible management and non-represented employees (Management ESOP) and for certain eligible Society-represented staff (Society ESOP). Under the Management ESOP, the eligible management and non-represented employees may contribute between 1% and 6% of their base salary towards purchasing common shares of Hydro One Limited. The Company matches 50% of their contributions, up to a maximum Company contribution of $25,000 per calendar year. Under the Society ESOP, the eligible Society-represented staff may contribute between 1% and 4% of their base salary towards purchasing common shares of Hydro One Limited. The Company matches 25% of their contributions, with no maximum Company contribution per calendar year. In 2022, Company contributions made under the ESOP were $2 million (2021 - $2 million).
LTIP
Effective August 31, 2015, the Board of Directors of Hydro One Limited adopted an LTIP. Under the LTIP, long-term incentives were granted to certain executive and management employees of Hydro One Limited and its subsidiaries, and all equity-based awards would be settled in newly issued shares of Hydro One Limited from treasury, consistent with the provisions of the plan which also permit the participants to surrender a portion of their awards to satisfy related withholding taxes requirements. The aggregate number of shares issuable under the LTIP shall not exceed 11,900,000 shares of Hydro One Limited.
The LTIP provides flexibility to award a range of vehicles, including Performance Share Units (PSUs), RSUs, stock options, share appreciation rights, restricted shares, DSUs, and other share-based awards. The mix of vehicles is intended to vary by role to recognize the level of executive accountability for overall business performance.
PSUs and RSUs
A summary of PSU and RSU awards activity under the LTIP during the years ended December 31, 2022 and 2021 is presented below:

	PSUs		RSUs
Year ended December 31 (number of units)	2022	2021	2022	2021
Units outstanding - beginning	—	106,070	—	133,620
Vested and issued	—	(106,070)	—	(98,860)
Settled	—	—	—	(34,760)
Units outstanding - ending	—	—	—	—
No awards were granted in 2022 or 2021. The compensation expense related to the PSU and RSU awards recognized by the Company during 2022 was $nil (2021 - less than $1 million).
Society RSU Plan
As a result of the renewal of the Company's prior collective agreement with members of the Society, the Company provided equity compensation in the form of RSUs to certain eligible members. The equity compensation provides for the purchase of common shares of Hydro One Limited from the open market, effective March 1, 2021 in one equity grant vesting in equal portions over a two-year period. To be eligible, an employee must be an employee of the Company as of July 30, 2021, the date the plan was ratified by the Society; the grant date. The number of common shares issued to each eligible employee will be equal to 1.0% of such eligible employee’s salary as at April 1, 2021, divided by $30.80, being the price of the common shares of Hydro One Limited at the grant date. Each RSU is entitled to accrue common share dividend equivalents in the form of additional RSUs at the time dividends are paid, subsequent to declaration by Hydro One’s Board of Directors.
A summary of RSU awards activity under the Society RSU Plan during the years ended December 31, 2022 and 2021 is presented below:

Year ended December 31 (number of RSUs)	2022	2021
RSUs outstanding - beginning	68,005	—
Granted	1,638	68,005
Vested and issued	(32,841)	—
Settled	(1,106)	—
Forfeited	(1,077)	—
RSUs outstanding - ending	34,619	68,005

41

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2022 and 2021
Stock Options
Hydro One Limited is authorized to grant stock options under its LTIP to certain eligible employees. No stock options were granted in 2022 or 2021.
The fair value-based method is used to measure compensation expense related to stock options and the expense was recognized over the vesting period on a straight-line basis. The fair value of the stock option awards granted was estimated on the date of grant using a Black-Scholes valuation model.
A summary of stock options activity during the years ended December 31, 2022 and 2021 is presented below:

	Number of Stock Options	Weighted-average exercise price
Stock options outstanding - January 1, 2021	108,710	$20.66
Exercised[1]	(108,710)	$20.66
Stock options outstanding - December 31, 2021	—	$—
Stock options outstanding - December 31, 2022	—	—
1 The stock options exercised in 2021 had an aggregate intrinsic value of $1 million.
No compensation expense related to stock options was recognized by the Company during 2022 or 2021. At December 31, 2022 and 2021, no amounts were payable to Hydro One Limited relating to stock options awards.
27.    NONCONTROLLING INTEREST
Total noncontrolling interest consists of noncontrolling interest attributable to B2M LP and NRLP. The following tables show the movements in total noncontrolling interest during the years ended December 31, 2022 and 2021:

Year ended December 31, 2022 (millions of dollars)	Temporary Equity	Equity	Total
Noncontrolling interest - beginning	20	68	88
Distributions to noncontrolling interest	(2)	(8)	(10)
Net income attributable to noncontrolling interest	2	6	8
Noncontrolling interest - ending	20	66	86

Year ended December 31, 2021 (millions of dollars)	Temporary Equity	Equity	Total
Noncontrolling interest - beginning	22	72	94
Distributions to noncontrolling interest	(4)	(10)	(14)
Net income attributable to noncontrolling interest	2	6	8
Noncontrolling interest - ending	20	68	88
B2M LP
On December 16, 2014, transmission assets totaling $526 million were transferred from Hydro One Networks to B2M LP. This was financed by 60% debt ($316 million) and 40% equity ($210 million). On December 17, 2014, the SON acquired a 34.2% equity interest in B2M LP for consideration of $72 million, representing the fair value of the equity interest acquired. The SON’s initial investment in B2M LP consists of $50 million of Class A units and $22 million of Class B units.
The Class B units have a mandatory put option which requires that upon the occurrence of an enforcement event (i.e., an event of default such as a debt default by the SON or insolvency event), Hydro One purchase the Class B units of B2M LP for net book value on the redemption date. The noncontrolling interest relating to the Class B units is classified on the consolidated balance sheet as temporary equity because the redemption feature is outside the control of the Company. The balance of the noncontrolling interest is classified within equity.
The following tables show the movements in B2M LP noncontrolling interest during the years ended December 31, 2022 and 2021:

Year ended December 31, 2022 (millions of dollars)	Temporary Equity	Equity	Total
Noncontrolling interest - beginning	20	46	66
Distributions to noncontrolling interest	(2)	(5)	(7)
Net income attributable to noncontrolling interest	2	4	6
Noncontrolling interest - ending	20	45	65

42

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2022 and 2021

Year ended December 31, 2021 (millions of dollars)	Temporary Equity	Equity	Total
Noncontrolling interest - beginning	22	49	71
Distributions to noncontrolling interest	(4)	(7)	(11)
Net income attributable to noncontrolling interest	2	4	6
Noncontrolling interest - ending	20	46	66
NRLP
On September 18, 2019, Hydro One Networks sold to the Six Nations of the Grand River Development Corporation and, through a trust, to the Mississaugas of the Credit First Nation a 25.0% and 0.1%, respectively, equity interest in NRLP partnership units for total consideration of $12 million, representing the fair value of the equity interest acquired. On January 31, 2020, the Mississaugas of the Credit First Nation purchased an additional 19.9% equity interest in NRLP partnership units from Hydro One Networks for total cash consideration of $9 million. Following this transaction, Hydro One's interest in the equity portion of NRLP partnership units was reduced to 55%, with the Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation owning 25% and 20%, respectively, of the equity interest in NRLP partnership units. The First Nations Partners' noncontrolling interest in NRLP is classified within equity.
The following table shows the movements in NRLP noncontrolling interest during the years ended December 31, 2022 and 2021:

Year ended December 31 (millions of dollars)	2022	2021
Noncontrolling interest - beginning	22	23
Distributions to noncontrolling interest	(3)	(3)
Net income attributable to noncontrolling interest	2	2
Noncontrolling interest - ending	21	22
28.    RELATED PARTY TRANSACTIONS
Hydro One is owned by Hydro One Limited. The Province is a shareholder of Hydro One Limited with approximately 47.2% ownership at December 31, 2022. The IESO, Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), the OEB, Acronym Solutions Inc. (Acronym) and Hydro One Broadband Solutions Inc. (HOBSI) are related parties to Hydro One because they are controlled or significantly influenced by the Ministry of Energy or by Hydro One Limited. The following is a summary of the Company’s related party transactions during the years ended December 31, 2022 and 2021:

Year ended December 31 (millions of dollars)
Related Party	Transaction	2022	2021
IESO	Power purchased	2,374	2,238
	Revenues for transmission services	2,062	1,832
	Amounts related to electricity rebates	1,031	1,065
	Distribution revenues related to rural rate protection	247	245
	Distribution revenues related to supply of electricity to remote northern communities	35	35
	Funding received related to CDM programs	3	1
OPG	Power purchased	20	13
	Revenues related to provision of services and supply of electricity	7	7
	Capital contribution received from OPG	5	3
	Costs related to the purchase of services	2	2
OEFC	Power purchased from power contracts administered by the OEFC	2	1
OEB	OEB fees	10	8
Hydro One Limited	Dividends paid	652	620
	Stock-based compensation costs	5	6
	Cost recovery for services provided	7	7
Acronym	Services received – costs expensed	26	24
	Revenues for services provided	2	2
HOBSI	Increase (decrease) in capital contribution from HOBSI	(2)	3
	Revenues for services provided	1	—
Sales to and purchases from related parties are based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances at period end from external related parties are interest-free and settled in cash. Invoices are issued monthly, and amounts are due and paid on a monthly basis.

43

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2022 and 2021
29.    CONSOLIDATED STATEMENTS OF CASH FLOWS
The changes in non-cash balances related to operations consist of the following:

Year ended December 31 (millions of dollars)	2022	2021
Accounts receivable	(72)	17
Due from related parties	(56)	26
Materials and supplies (Note 9)	(2)	1
Prepaid expenses and other assets (Note 9)	(5)	(3)
Other long-term assets (Note 13)	1	(3)
Accounts payable	22	(3)
Accrued liabilities (Note 14)	67	49
Due to related parties	(3)	(73)
Accrued interest (Note 14)	(5)	7
Long-term accounts payable and other long-term liabilities (Note 15)	8	1
Post-retirement and post-employment benefit liability	39	50
	(6)	69
Capital Expenditures
The following tables reconcile investments in property, plant and equipment and intangible assets and the amounts presented in the consolidated statements of cash flows for the years ended December 31, 2022 and 2021. The reconciling items include net change in accruals and capitalized depreciation.

Year ended December 31, 2022 (millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(1,986)	(122)	(2,108)
Reconciling items	44	2	46
Cash outflow for capital expenditures	(1,942)	(120)	(2,062)

Year ended December 31, 2021 (millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(1,963)	(141)	(2,104)
Reconciling items	55	(1)	54
Cash outflow for capital expenditures	(1,908)	(142)	(2,050)
Capital Contributions
Hydro One enters into contracts governed by the OEB Transmission System Code when a transmission customer requests a new or upgraded transmission connection. The customer is required to make a capital contribution to Hydro One based on the shortfall between the present value of the costs of the connection facility and the present value of revenues. The present value of revenues is based on an estimate of load forecast for the period of the contract with Hydro One. Once the connection facility is commissioned, in accordance with the OEB Transmission System Code, Hydro One will periodically reassess the estimated load forecast which will lead to a decrease, or an increase in the capital contributions from the customer. The increase or decrease in capital contributions is recorded directly to property, plant and equipment in service. In 2022, there were $12 million capital contributions from these assessments (2021 - $14 million).
Supplementary Information

Year ended December 31 (millions of dollars)	2022	2021
Net interest paid	517	500
Income taxes paid	33	20

44

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2022 and 2021
30.    CONTINGENCIES
Legal Proceedings
Hydro One is involved in various lawsuits and claims in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.
Transfer of Assets
The transfer orders by which the Company acquired certain of Ontario Hydro’s businesses as of April 1, 1999 did not transfer title to some assets located on Reserves (as defined in the Indian Act (Canada)). Currently, the OEFC holds these assets. Under the terms of the transfer orders, the Company is required to manage these assets until it has obtained all consents necessary to complete the transfer of title of these assets to itself. The Company cannot predict the aggregate amount that it may have to pay, either on an annual or one-time basis, to obtain the required consents. In 2022, the Company paid approximately $5 million (2021 - $2 million) in respect of consents obtained. If the Company cannot obtain the required consents, the OEFC will continue to hold these assets for an indefinite period of time. If the Company cannot reach a satisfactory settlement, it may have to relocate these assets to other locations at a cost that could be substantial or, in a limited number of cases, to abandon a line and replace it with diesel-generation facilities. The costs relating to these assets could have a material adverse effect on the Company’s results of operations if the Company is not able to recover them in future rate orders.
31.     COMMITMENTS
The following table presents a summary of Hydro One’s commitments under outsourcing and other agreements due in the next five years and thereafter:

As at December 31, 2022 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Outsourcing and other agreements	184	10	—	—	1	13
Long-term software/meter agreement	12	11	4	1	1	3
Outsourcing and Other Agreements
In February 2021, Hydro One entered into a three-year agreement for information technology services with Capgemini Canada Inc., which expires on February 29, 2024, and includes an option to extend for two additional one-year terms at Hydro One’s discretion. This agreement resulted in commitments of $143 million over the initial three-year term of the agreement.
Brookfield Global Integrated Solutions (BGIS) provides services to Hydro One, including facilities management and execution of certain capital projects as deemed required by the Company. The agreement with BGIS for these services expires in December 2024, with an option for the Company to renew the agreement for an additional term of three years.
Anixter Power Solutions Canada Inc. (Wesco) provides services to Hydro One to support its Broadband Development Project. Under the agreement with Wesco, as at December 31, 2022, Hydro One has committed to purchases in the amount of $61 million.
Long-term Software/Meter Agreement
Trilliant Holdings Inc. and Trilliant Networks (Canada) Inc. (collectively Trilliant) provide services to Hydro One for the supply, maintenance and support services for smart meters and related hardware and software, including additional software licences, as well as certain professional services. The agreement with Trilliant for these services expires in December 2030.

45

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2022 and 2021
Other Commitments
The following table presents a summary of Hydro One’s other commercial commitments by year of expiry in the next five years and thereafter:

As at December 31, 2022 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Operating Credit Facilities[1]	—	—	—	—	2,300	—
Letters of credit[2]	186	2	—	—	—	—
Guarantees[3]	475	—	—	—	—	—
1 On June 1, 2022, the maturity date for the Operating Credit Facilities was extended to 2027.
2 Letters of credit consist of $163 million letters of credit related to retirement compensation arrangements, a $18 million letter of credit provided to the IESO for prudential support, $4 million in letters of credit to satisfy debt service reserve requirements, and $3 million in letters of credit for various operating purposes.
3 Guarantees consist of $475 million prudential support provided to the IESO by Hydro One on behalf of its subsidiaries.
Prudential Support
Purchasers of electricity in Ontario, through the IESO, are required to provide security to mitigate the risk of their default based on their expected activity in the market. The IESO could draw on these guarantees and/or letters of credit if these purchasers fail to make a payment required by a default notice issued by the IESO. The maximum potential payment is the face value of any letters of credit plus the amount of the parental guarantees.
Retirement Compensation Arrangements
Bank letters of credit have been issued to provide security for Hydro One’s liability under the terms of a trust fund established pursuant to the supplementary pension plan for eligible employees of Hydro One. The supplementary pension plan trustee is required to draw upon these letters of credit if Hydro One is in default of its obligations under the terms of this plan. Such obligations include the requirement to provide the trustee with an annual actuarial report as well as letters of credit sufficient to secure Hydro One’s liability under the plan, to pay benefits payable under the plan and to pay the letter of credit fee. The maximum potential payment is the face value of the letters of credit.
32.    SEGMENTED REPORTING
Hydro One has three reportable segments:
•The Transmission Segment, which comprises the transmission of high voltage electricity across the province, interconnecting local distribution companies and certain large directly connected industrial customers throughout the Ontario electricity grid;
•The Distribution Segment, which comprises the delivery of electricity to end customers and certain other municipal electricity distributors; and
•Other Segment, which includes certain corporate activities. The Other Segment includes the DTA which arose from the revaluation of the tax bases of Hydro One’s assets to fair market value when the Company transitioned from the provincial payments in lieu of tax regime to the federal tax regime at the time of Hydro One’s initial public offering in 2015. This DTA is not required to be shared with ratepayers, the Company considers it to not be part of the regulated transmission and distribution segment assets, and it is included in the other segment.
The designation of segments has been based on a combination of regulatory status and the nature of the services provided. Operating segments of the Company are determined based on information used by the chief operating decision-maker in deciding how to allocate resources and evaluate the performance of each of the segments. The Company evaluates segment performance based on income before financing charges and income tax expense from continuing operations (excluding certain allocated corporate governance costs).

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HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2022 and 2021

Year ended December 31, 2022 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	2,080	5,660	—	7,740
Purchased power	—	3,724	—	3,724
Operation, maintenance and administration	464	744	18	1,226
Depreciation, amortization and asset removal costs	509	448	—	957
Income (loss) before financing charges and income tax expense	1,107	744	(18)	1,833

Capital investments	1,209	899	—	2,108

Year ended December 31, 2021 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,826	5,359	—	7,185
Purchased power	—	3,579	—	3,579
Operation, maintenance and administration	414	664	3	1,081
Depreciation, amortization and asset removal costs	485	428	—	913
Income (loss) before financing charges and income tax expense	927	688	(3)	1,612

Capital investments	1,320	784	—	2,104
Total Assets by Segment:

As at December 31 (millions of dollars)	2022	2021
Transmission	18,747	18,109
Distribution	11,880	11,475
Other	663	637
Total assets	31,290	30,221
Total Goodwill by Segment:

As at December 31 (millions of dollars)	2022	2021
Transmission	157	157
Distribution	216	216
Total goodwill	373	373
All revenues, assets and substantially all costs, as the case may be, are earned, held or incurred in Canada.
33.     SUBSEQUENT EVENTS
Sustainable Financing Framework
On January 12, 2023, Hydro One Limited published a Sustainable Financing Framework, which allows Hydro One Limited and its subsidiaries to issue sustainable financing instruments.

Debt Issuance
On January 27, 2023, Hydro One issued sustainable bonds totaling $1,050 million under its MTN Program as follows:
a.$300 million Series 53 notes with a maturity date of November 30, 2029 and a coupon rate of 3.93%; and
b.$450 million Series 54 notes with a maturity date of January 27, 2033 and a coupon rate of 4.16%; and
c.$300 million Series 55 notes with a maturity date of January 27, 2053 and a coupon rate of 4.46%.

Dividends
On February 13, 2023, common share dividends of $165 million were declared.

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